Exhibit 99.1

Execution version

COMMON SHARES

CARDIOME PHARMA CORP.

UNDERWRITING AGREEMENT

July 26, 2016

LEERINK PARTNERS LLC

c/o Leerink Partners LLC

201 Spear Street, Suite 1620

San Francisco, California 94105

Ladies/Gentlemen:

Cardiome Pharma Corp., a corporation organized and existing under the laws of Canada (the “Company”), proposes to issue and sell, subject to the terms and conditions stated herein, to the several underwriters named in Schedule I hereto (the “Underwriters”) an aggregate of 10,000,000 common shares (the “Firm Shares”), without par value. In addition, for the sole purpose of covering over-allotments in connection with the sale of the Firm Shares, at the option of the Underwriters, the Company grants to the Underwriters the option to purchase up to an additional 1,500,000 common shares (the “Additional Shares” and, together with the Firm Shares, the “Shares”). Leerink Partners LLC (“Leerink”) is acting as the sole bookrunner and the representative of the Underwriters in connection with the offering and sale of the Shares contemplated herein (the “Offering”).

The Company understands that the Underwriters propose to make a public offering of the Shares in the United States, directly and through other investment dealers and brokers in the United States upon the terms and conditions set forth in the Prospectuses (as defined below) and this Agreement as soon as the Underwriters deem advisable after this Agreement has been executed and delivered. It is acknowledged and agreed that the Canadian Prospectus Supplement (as defined below) shall not contemplate making sales of any Shares to purchasers in Canada and, accordingly, shall not contain any underwriter’s certificate. It is further acknowledged that neither the Company nor the Underwriters will market the Shares or provide marketing materials to any prospective purchasers in Canada. The Underwriters agree that they will not, directly or indirectly, distribute the Registration Statement, the U.S. Pricing Prospectus or the U.S. Prospectus (each as defined below) or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states or other jurisdictions of the United States in which the Shares are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

1.          Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a)          The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a preliminary short form base shelf prospectus dated February 19, 2016 (the “Canadian Preliminary Base Shelf Prospectus”), a final short form base shelf prospectus dated March 1, 2016 (the “Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to U.S.$250,000,000 of the Company's securities with the British Columbia Securities Commission, as principal regulator pursuant to Multilateral Instrument 11-102 – Passport System (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the other Canadian Jurisdictions (as defined below), (collectively, with the Reviewing Authority, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a receipt under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (a “Decision Document”) for each of the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus, which receipt is deemed to also be a receipt of the other Canadian Qualifying Authorities and evidence of the receipt of the Ontario Securities Commission. The term “Canadian Jurisdictions” means each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador and Ontario. The term “Canadian Base Prospectus” means the Canadian Final Base Shelf Prospectus, including all documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the Canadian Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (together, the “Shelf Procedures”). The term “Canadian Pricing Prospectus” means the preliminary prospectus supplement (the “Canadian Preliminary Prospectus Supplement”) relating to the Shares, which excluded certain pricing information, filed with the Reviewing Authority in accordance with the Shelf Procedures on July 25, 2016, together with the Canadian Base Prospectus, including all documents incorporated therein by reference. The term “Canadian Prospectus” means the final prospectus supplement (the “Canadian Prospectus Supplement”) relating to the Shares, which includes the pricing information omitted from the Canadian Pricing Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference. No order suspending the distribution of the Shares or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

All references in this Agreement to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (SEDAR).

(b)          The Company meets the general eligibility requirements for the use of Form F-10 under the United States Securities Act of 1933, as amended (the “Securities Act”) and has prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (File No. 333-209606) on February 19, 2016, providing for the offer and sale, from time to time, of up to U.S.$250,000,000 of the Company’s securities (the “Registration Statement”). The Registration Statement, which includes the Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), including exhibits to such Registration Statement and all documents incorporated by reference therein, became effective pursuant to Rule 467(b) under the Securities Act on March 2, 2016. In connection with the filing of the Registration Statement, the Company has filed with the Commission, on February 19, 2016, an appointment of agent for service of process upon the Company on Form F-X under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”. The term “U.S. Pricing Prospectus” means the preliminary prospectus supplement (the “U.S. Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Commission pursuant to General Instruction II.L. of Form F-10 on July 25, 2016, together with the U.S. Base Prospectus, including all documents incorporated therein by reference. The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the Shares, which includes the pricing information omitted from the U.S. Pricing Prospectus, to be dated the date hereof and filed with the Commission pursuant to General Instruction II.L of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference. No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with.

Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Shares is hereafter referred to as an “Issuer Free Writing Prospectus”; and the U.S. Pricing Prospectus, as supplemented by the Issuer Free Writing Prospectuses, if any, and the information listed in Annex VII hereto, taken together, are hereafter referred to collectively as the “Pricing Disclosure Package”. Any reference herein to the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any management information circular, annual financial statements, interim financial report, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Canadian Jurisdictions prior to the expiry of the period of distribution of the Shares, incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus, U.S. Pricing Prospectus or U.S. Prospectus and (ii) any such document so filed. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Pricing Prospectuses” shall mean, collectively, the Canadian Pricing Prospectus and the U.S. Pricing Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Offering contemplated hereby.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (EDGAR).

(c)          The Canadian Base Prospectus and the Canadian Pricing Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Pricing Prospectus, as of the time of filing thereof, did not, and the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing thereof and through the Closing Date and the Additional Closing Date, if any (each as defined below) include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and the Canadian Pricing Prospectus, as of the time of filing thereof, constituted, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date and the Additional Closing Date, if any, constitute, full, true and plain disclosure of all material facts relating to the Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Pricing Prospectus or the Canadian Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through Leerink specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through Leerink consists solely of the material referred to in Section 19 hereof.

(d)          The U.S. Pricing Prospectus conformed and will conform to the Canadian Pricing Prospectus and the U.S. Prospectus conformed and will conform to the Canadian Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Prospectus) not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through Leerink specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through Leerink consists solely of the material referred to in Section 19 hereof.

(e)          No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Pricing Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the U.S. Pricing Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the U.S. Pricing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through Leerink specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through Leerink consists solely of the material referred to in Section 19 hereof.

(f)          For purposes of this Agreement, the “Applicable Time” is 9:00 a.m. (Eastern) on the date of this Agreement. The Pricing Disclosure Package, as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and did not, does not and will not include information that conflicted, conflicts or will conflict with the information contained in, including any document incorporated by reference therein that has not been superseded or modified, the Registration Statement, the Pricing Prospectuses or the Prospectuses, and any Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation and warranty is made in this Section 1(f) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through Leerink specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through Leerink consists solely of the material referred to in Section 19 hereof.

(g)          Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed in all material respects with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any untrue statement of a material fact or omitted or will omit at the time of its filing to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not false or misleading.

(h)          KPMG LLP, who have audited the consolidated financial statements of the Company and its subsidiaries that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and whose reports appear or are incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses are independent with respect to the Company as required by Canadian Securities Laws and are independent public accountants as required by the Securities Act, the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Rules and Regulations and the Public Company Accounting Oversight Board.

(i)          Subsequent to the respective dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses, except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company or any of its subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”), (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (a “Material Adverse Change”). Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and its Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Prospectuses and the Prospectuses. There are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure in the Registration Statement, the Pricing Prospectuses and the Prospectuses, other than such additional financial disclosure as is already included in the Registration Statement, the Pricing Prospectuses and the Prospectuses.

(j)          No Subsidiary listed in Exhibit A hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from transferring any of such Material Subsidiary’s property or assets to the Company or any other Subsidiary of the Company except to the extent prohibited by the Term Loan Agreement, dated June 13, 2016, and associated ancillary debentures, guarantees and agreements, by and among the Company, the Subsidiary Guarantors (as defined therein), the Lenders (as defined therein), the Assignors (as defined therein), the Pledgees (as defined therein) and CRG Servicing LLC, as administrative and collateral agent (and related affiliates) (the “Term Loan Agreement”), or by corporate law of the jurisdiction of the Material Subsidiary.

(k)          The Company has an authorized and outstanding capitalization as set forth in the Pricing Prospectuses and the Prospectuses, and all of the issued and outstanding share capital of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, U.S. and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company or any Subsidiary any common shares of the Company or other security of the Company or any security convertible into, or exercisable or exchangeable for, common shares of the Company or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived. All of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Prospectuses and the Prospectuses) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”), other than “Permitted Liens” under the Term Loan Agreement.

(l)          The Company has full power and authority (corporate or otherwise) to issue the Shares and to perform its obligations hereunder. The Shares to be delivered on the Closing Date and the Additional Closing Date, if any (as defined below), have been duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company. The common shares of the Company and the Shares conform to the descriptions thereof contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses. Except as disclosed in the Pricing Prospectuses and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security. Except as disclosed in the Pricing Prospectuses and the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or the Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company, effectively waived by the holders thereof or are no longer applicable.

(m)          The Material Subsidiaries are the only Subsidiaries that are “significant subsidiaries” of the Company (within the meaning of Rule 1-02 of Regulation S-X under the Securities Act) or are otherwise material to the Company. The Company and each Material Subsidiary have been duly organized and validly exist as a corporation, partnership or limited liability company in good standing under the laws of its jurisdiction of organization. The Company and each Material Subsidiary is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the Pricing Prospectuses or the Prospectuses (a “Material Adverse Effect”).

(n)          The Company and each Material Subsidiary has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and each such Consent is valid and in full force and effect, except in each case as could not reasonably be expected to have a Material Adverse Effect. The Company and each Material Subsidiary are in compliance with the terms and conditions of all Consents, except where the failure so to comply could not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect. Neither the Company nor any Material Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(o)          This Agreement has been duly and validly authorized, executed and delivered by the Company.

(p)          There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the Offering of the Shares that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering of the Shares that have not been filed as required; the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(q)          The issue and sale of the Shares, the compliance by the Company with this Agreement and the consummation of the transactions herein contemplated do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Material Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except (in the case of clauses (i) and (iii) above) as could not reasonably be expected to have a Material Adverse Effect.

(r)          No Consent is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Shares, the qualification of the distribution of the Shares in the Canadian Jurisdictions as contemplated by this Agreement, necessary approvals of the Toronto Stock Exchange (the “TSX”), a notification of listing of additional shares with the Nasdaq Capital Market (“NASDAQ”) and any consents as may be required under state or foreign securities or blue sky laws, or the by-laws and rules of the Financial Industry Regulatory Authority (“FINRA”) in connection with the purchase and distribution of the Shares by the Underwriters, each of which has been obtained and is in full force and effect (on a conditional basis, in the case of the Consent of the TSX).

(s)          Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, (i) there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely against the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect or would prevent or impair the consummation of the transactions contemplated by this Agreement; (ii)  to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and (iii) the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

(t)          The consolidated financial statements, including the notes thereto, included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; except as otherwise stated in the Registration Statement, the Pricing Prospectuses and the Prospectuses, said consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis throughout the periods involved. No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Prospectuses and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses and the books and records of the Company.

(u)          There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) between the Company and its auditors.

(v)         The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Prospectuses and the Prospectuses are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, such data agree with the sources from which they are derived and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(w)          The common shares of the Company have been registered pursuant to Section 12(b) of the Exchange Act. The common shares of the Company are listed on the TSX and on the NASDAQ, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the common shares of the Company under the Exchange Act or de-listing the common shares of the Company from the TSX or the NASDAQ, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities, the TSX or the NASDAQ is contemplating terminating such registration or listing.

(x)          The Company and its Material Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian Securities Laws and U.S. GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its Material Subsidiaries’ internal control over financial reporting (as defined under Rule 13a-15 and 15d-15 under the Exchange Act Regulations and within the meaning of Canadian Securities Laws) is effective in all material respects and except as otherwise stated in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there has been no material weakness in their internal control over financial reporting.

(y)          Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(z)          The Company and its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities. Such disclosure controls and procedures are effective in all material respects.

(aa)         There is and has been no failure on the part of the Company or, to the Company's knowledge, any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(bb)         Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares or to result in a violation of the Canadian Securities Laws or Regulation M under the Exchange Act.

(cc)         Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Shares pursuant to the Registration Statement.

(dd)         The statements set forth in the Base Prospectuses under the captions “Description of Share Capital” and “Enforceability of Civil Liabilities”, in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement under the caption “Certain Canadian and United States Income Tax Considerations” and in the Registration Statement under “Part II - Indemnification”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(ee)         There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Pricing Prospectuses or the Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(ff)         The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission. All conditions for use of Form F-10 to register the Shares under the Securities Act have been satisfied. The documents incorporated or deemed to be incorporated by reference in the Pricing Prospectuses and the Prospectuses, at the time they were or hereafter are filed with, or furnished to, the Commission or the Canadian Qualifying Authorities, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act, the Rules and Regulations and Canadian Securities Laws and, when read together with the other information in the Pricing Prospectuses and the Prospectuses, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(gg)         The Company is not and, at all times up to and including consummation of the transactions contemplated by this Agreement, and after giving effect to application of the net proceeds of the Offering as described in the Pricing Prospectuses and the Prospectuses, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended, and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

(hh)         Except as disclosed in the Pricing Prospectuses and the Prospectuses, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by FINRA.

(ii)         Neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters and (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(jj)         Except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company and each Material Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Pricing Prospectuses and the Prospectuses; (ii) the Company and each Material Subsidiary have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are permitted under the Term Loan Agreement or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Material Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Material Subsidiaries; and (iii) neither the Company nor any Material Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Material Subsidiary.

(kk)         The Company and the Material Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies of similar size engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Company or any Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(ll)         Each of the Company and each Subsidiary has accurately prepared and timely filed all Canadian federal or provincial, U.S. federal or state, local or other foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, fines, penalties, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except in any such case as could not reasonably be expected to have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s Canadian federal and provincial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company’s or any Subsidiary’s knowledge, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary. The Company is not a non-resident of Canada and each of the Subsidiaries of the Company is a non-resident of Canada, in each case, within the meaning of the Income Tax Act (Canada).

(mm)         There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Shares.

(nn)         No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Shares by an Underwriter to U.S. residents.

(oo)         No labor disturbance by the employees of the Company or any Material Subsidiary exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), could not reasonably be expected to have a Material Adverse Effect.

(pp)         There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Substances or any Environmental Laws, except as could not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(qq)         None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered or enforced by the United States Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any Sanctions or in any other manner that will result in a violation by any such person of Sanctions.

(rr)         Neither the Company nor any Material Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except in in the case of clauses (ii) or (iii) any such case for violations or defaults that could not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(ss)         The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus. The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectuses, the Prospectuses and any Issuer Free Writing Prospectus set forth on Annex VII hereto, or (ii) filed, referred to, approved, used or authorized the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares, except for any Issuer Free Writing Prospectus set forth in Annex VII hereto and any electronic road show previously approved by Leerink.

(tt)         The Company is a reporting issuer under the securities laws of each Canadian Jurisdiction that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the Canadian Authority in each such Canadian Jurisdiction that maintains such a list.

(uu)         Computershare Investor Services Inc. at its principal offices in the cities of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to its common shares, and Computershare Trust Company, N.A. at its principal office in Golden, Colorado is the duly appointed U.S. co-transfer agent of the Company with respect to its common shares.

(vv)         The minute books and corporate records of the Company and its Material Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries as at the date hereof and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries.

(ww)         The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(xx)        Each stock option granted under any stock option plan of the Company or any Subsidiary (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per common share on the grant date of such option, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

(yy)         None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of any applicable anti-corruption law (including, but not limited to, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”)), including, without limitation, making an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any person or “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of any applicable anti-corruption law and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(zz)         Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there are no business relationships, related-party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Company that are required to be disclosed.

(aaa)        No forward-looking statement or forward looking information (within the meaning of Section 27A of the 1933 Act, Section 21E of the 1934 Act and applicable Canadian Securities Laws) contained in either the Registration Statement, the Pricing Prospectuses or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(bbb)        Each of the Company and its Subsidiaries holds, and is operating in material compliance with, such permits, licenses, franchises, registrations, approvals, authorizations, exemptions, certificates, consents, and clearances required from any applicable U.S., Canadian and foreign supranational, federal, provincial, state and local laws, rules and regulations, standards, and all applicable ordinances, judgments, decrees, orders and injunctions of any court, governmental agency or body, the TSX or the NASDAQ, including, without limitation, the U.S. Food and Drug Administration (“FDA”), the Centers for Medicare & Medicaid Services, U.S. Department of Justice, or the U.S. Department of Health and Human Services Office of Inspector General or Office for Civil Rights, the Health Canada Therapeutic Products Directorate, the Canadian Food Inspection Agency, the European Medicines Agency, and the EEA Competent Authorities (each, a “Governmental Authority”), for the conduct of its business as currently conducted (collectively, the “Permits”), and all such Permits are in full force and effect, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has fulfilled and performed all of its obligations with respect to the Permits, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other impairment of the rights of the holder of any Permit, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All applications, notifications, submissions, information and reports utilized as the basis for, or required to be submitted, or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Authority relating to the Company, its business and the Company products, when submitted to the FDA or other Governmental Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Authority, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ccc)        Each of the Company and its Subsidiaries is, and at all times has been, in compliance in all material respects with all applicable Health Care Laws, and has not engaged in activities which are, to the Company’s knowledge, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other U.S. state or federal health care program or European Union Member State health care program. For purposes of this Agreement, “Health Care Laws” means: (i) EU Regulation 726/2004 of 31 March 2004 laying down Community procedures for the authorization and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency; EU Directive 2001/83 of 6 November 2001 on the Community code relating to medicinal products for human use; EU Directive 95/46 of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data; the EU Member State laws and regulations implementing the provisions of the above mentioned EU Directives; and the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder (“FDCA”); (ii) all applicable federal, state, local and all foreign health care related fraud and abuse laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the U.S. Civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), and the regulations promulgated pursuant to such statutes; (iii) Medicare (Title XVIII of the Social Security Act); (iv) Medicaid (Title XIX of the Social Security Act); (v) the Public Health Service Act and the regulations promulgated thereunder; and (vi) any and all other applicable health care laws and regulations, including all applicable rules, regulations and policies of any Governmental Authority.

(ddd)        Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened investigation in respect of the Company or Company products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor, to the knowledge of the Company, any Subsidiary has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court, arbitrator, governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Health Care Laws, and, to the Company’s knowledge, no such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened. Neither the Company nor, to the knowledge of the Company, any Subsidiary is a party to or has any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority. Additionally, neither the Company, nor its Subsidiaries nor any of its respective employees, officers or directors has been excluded, suspended or debarred from participation in any U.S. federal or EEA Member State health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

(eee)        The Company, its Subsidiaries, and to the knowledge of the Company, any manufacturing sites operated by contract manufacturer at which Company Products are manufactured, have not (i) been subject to a Governmental Authority shutdown, (ii) received any FDA Form 483, EEA Competent Authority inspection report with critical or major findings, or other Governmental Authority notice of inspectional observations, or (iii) received any “warning letters,” “untitled letters” or requests or requirements to make changes to the Company Products , or any other written correspondence or notice from any Governmental Authority in respect of the Company Business alleging or asserting noncompliance with any applicable Law or Permit, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no Governmental Authority is considering any such action.

(fff)        Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, (i) there have been no recalls, field notifications, field corrections, market withdrawals or replacements, safety alerts or other notices of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products (“Safety Notices”) since January 1, 2012, (ii) any Safety Notices, if any, have been resolved or closed, and (iii) to the Company’s knowledge, there are no material complaints with respect to the Company products that are currently unresolved. To the Company’s knowledge, there are no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the Company products, (ii) a material change in labeling of any the Company products; or (iii) a termination or suspension of marketing or testing of any the Company products.

(ggg)        The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or its Subsidiaries or in which the Company or its Subsidiaries or their products or product candidates have participated were and, if still pending, are being conducted in all material respect in accordance with all applicable Laws, including, but not limited to, EU Regulation 536/2014 of 16 April 2014 on clinical trials on medicinal products for human use, and repealing EU Directive 2001/20; EU Directive 2001/20 of the European Parliament and of the Council of 4 April 2001 on the approximation of the laws, regulations and administrative provisions of the Member States relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use and the EU Member State laws and regulations implementing its provisions; the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312; and all applicable rules and regulations of any other Governmental Authority. Any descriptions of clinical, pre-clinical and other studies and tests, including any related results and regulatory status, contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses are accurate and complete in all material respects. Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there are no studies, tests or trials the result of which reasonably call into question in any material respect the clinical trial results described or referred to in the Registration Statement, the Pricing Prospectuses and the Prospectuses. Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, no investigational new drug application filed by or on behalf of the Company with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign regulatory agency has commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company.

(hhh)        Except as disclosed in the Registration Statement, the Pricing Prospectuses or the Prospectuses: (i) the Company owns or has valid, binding and enforceable licenses or other rights under all the inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, service names, copyrights, trade secrets and other proprietary information necessary for the conduct of the business of the Company in the manner described in the Registration Statement, the Pricing Prospectuses or the Prospectuses (collectively, “Intellectual Property”); (ii) to the best of the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any such Intellectual Property owned by or exclusively licensed to the Company; (iii) there is no pending or, to the best of the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and, to the best knowledge of the Company, there are no facts which would form a reasonable basis for any such claim; (iv) the Intellectual Property owned by the Company, and to the best of the knowledge of the Company, the Intellectual Property exclusively licensed to the Company, have not been adjudged invalid or unenforceable, in whole or in part, and there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (v) there is no pending or to the best knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, and the Company has not received any written notice of such claim and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (vi) to the best knowledge of the Company, no employee of the Company is in or has ever been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or actions undertaken by the employee while employed with the Company, wherein such violation could have a material impact on the Company; (vii) to the best knowledge of the Company, it is not necessary for the Company to use any inventions of any of its employees or consultants (or persons it currently intends to hire) made prior to their employment by the Company that have not been duly assigned to the Company. Each employee and consultant of the Company involved in the creation of Intellectual Property for the Company has assigned, or is under contractual obligation to assign, to the Company all Intellectual Property rights he or she owns that are related to the Company’s business as described in the Registration Statement, Pricing Prospectuses, and Prospectuses and has entered into confidentiality agreements with the Company regarding confidentiality and proprietary information. No current or former employee or consultant has excluded works or inventions that relate to the business of the Company from his or her employment agreement. To the Company’s knowledge, at no time during the conception or reduction to practice of any of the Intellectual Property owned by the Company, was any developer, inventor or other contributor to such Intellectual Property of the Company, in each case if an employee of the Company, operating under any grant from any governmental entity or agency or private source, performing research sponsored by any governmental entity or agency or private source, or subject to any employment agreement or invention assignment agreement with any person that could reasonably be expected to materially adversely affect the Corporation’s rights in such Intellectual Property.

(iii)        The Company does not believe that it was a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its taxable year ended December 31, 2015 and, based on the Company’s current projected income, assets and activities, the Company does not expect to be classified as a PFIC for the current taxable year or any subsequent taxable year.

(jjj)        Except, in each case, as otherwise set forth in the Pricing Prospectuses and the Prospectuses, under current laws and regulations of Canada, any other jurisdiction in which the Company may be organized or resident for tax purposes, or any jurisdiction from or through which a payment is made, and, in each case, any political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), all dividends and other distributions declared and payable on the Shares may be paid by the Company to the holder thereof in United States dollars and all dividends and other distributions declared and payable on the Shares made to holders thereof or therein who are non-residents of the Canada will not be subject to income, withholding or other taxes under laws and regulations of any Relevant Taxing Jurisdiction and will otherwise be free and clear of any other tax, duty, withholding or deduction and without the necessity of obtaining any governmental authorization.

Any certificate signed by or on behalf of the Company and delivered to Leerink or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

3.          Purchase, Sale and Delivery of the Shares.

(a)          On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell, to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the U.S. purchase price set forth in Annex VII hereto, the number of Firm Shares set forth opposite their respective names on Schedule I hereto together with any additional number of Shares which such Underwriter may become obligated to purchase pursuant to the provisions of Section 11 hereof. As compensation for the services rendered to the Company by the Underwriters in respect of the Offering, the Company will pay to the Underwriters a commission for Shares sold to the Underwriters under this Agreement, in U.S. currency, as set forth in Annex VII hereto, payable on the Closing Date (as defined below), which may be netted against payment from the Underwriters to the Company.

(b)          Payment of the purchase price for, and delivery of certificates representing, the Firm Shares shall be made at the offices of Blake, Cassels & Graydon LLP or at such other place as shall be agreed upon by Leerink and the Company, at 5:00 A.M., Vancouver time, on July 29, 2016, or such other time and date as Leerink and the Company may agree upon in writing (such time and date of payment and delivery being herein called the “Closing Date”). Delivery of certificates for the Firm Shares shall be made to Leerink through full fast transfer to the accounts at The Depository Trust Company designated by Leerink, or through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the several Underwriters against payment of the purchase price for the Firm Shares by wire transfer in same day funds to or as directed in writing by the Company. The Firm Shares shall be registered in such name or names and shall be in such denominations as Leerink may request. The Company will permit Leerink to examine and package any certificates for delivery at least one full business day prior to the Closing Date.

(c)          In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the Underwriters the option to purchase up to 1,500,000 Additional Shares, at the same purchase price per share to be paid by the Underwriters for the Firm Shares and at the same commission per share to be received by the Underwriters as set forth in Section 3(a) above, for the sole purpose of covering over-allotments in the sale of Firm Shares by the Underwriters. This option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the Closing Date, by written notice from Leerink to the Company. Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised and the date and time, as reasonably determined by Leerink, when the Additional Shares are to be delivered (any such date and time being herein sometimes referred to as the “Additional Closing Date”); provided, however, that no Additional Closing Date shall occur earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised. Upon any exercise of the option as to all or any portion of the Additional Shares, each Underwriter, acting severally and not jointly, agrees to purchase from the Company, in the same proportion as the number of Firm Shares sold to the Underwriters by the Company, the number of Additional Shares that bears the same proportion of the total number of Additional Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 11 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate fractional shares as Leerink in its sole discretion shall make.

(d)          Payment of the purchase price for, and delivery of certificates representing, the Additional Shares shall be made at the office of Blake, Cassels & Graydon LLP, or at such other place as shall be agreed upon by Leerink and the Company, at 5:00 A.M., Vancouver time, on the Additional Closing Date, or such other time as shall be agreed upon by Leerink and the Company. Delivery of certificates for the Additional Shares shall be made to Leerink through full fast transfer to the accounts at The Depository Trust Company designated by Leerink, or through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the several Underwriters against payment of the purchase price for the Additional Shares by wire transfer in same day funds to or as directed in writing by the Company. The Additional Shares shall be registered in such name or names and shall be in such denominations as Leerink may request. The Company will permit Leerink to examine and package any certificates for delivery at least one full business day prior to the Additional Closing Date.

(e)          The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Shares and commission with respect to the Shares) were negotiated at arm’s length between sophisticated parties represented by counsel; (ii) the Underwriters’ obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety and (iii) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.

(f)          The Underwriters shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as agents in the Offering of the Shares and the Underwriters may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Shares, directly and through Selling Firms or any affiliates of the Underwriters, in the United States for sale to the public or to purchasers otherwise permitted to purchase the Shares in accordance with the Securities Act, the Rules and Regulations and the Canadian Securities Laws and upon the terms and conditions set forth in the Prospectuses and in this Agreement. The Underwriters shall require any Selling Firm appointed by the Underwriters to agree to the foregoing and the Underwriters shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement. The Underwriters shall promptly notify the Company when, in its opinion, the distribution of the Shares has ceased.

(g)          In addition to the other covenants and agreements of the Underwriters contained herein, each Underwriter further covenants and agrees with the Company that:

(i)          it will not, directly or indirectly, offer or sell any Shares to any Canadian resident;

(ii)         it will not authorize or direct any Selling Firm to, directly or indirectly, offer or sell any Shares to any Canadian resident;

(iii)        at the Closing Date, the Company will have received an “all-sold” certificate of each Underwriter, dated the Closing Date, in form and substance satisfactory to the Company and its counsel, that, to best of the knowledge of each Underwriter, it has not and will not, directly or indirectly, offer or sell any Shares to any Canadian resident; and

(iv)        it will include, in the applicable documentation confirming each sale of Shares to each purchaser, a statement from the Underwriter that it is the Underwriter’s understanding such purchaser is not a Canadian resident.

(h)          The obligations of the Underwriters under this Section 3 are several and not joint or joint and several. No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter.

4.          Offering. Upon authorization of the release of the Firm Shares by Leerink, the Underwriters propose to offer the Shares for sale to the public upon the terms and conditions set forth in the Prospectuses.

5.          Covenants of the Company. In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with each of the Underwriters that:

(a)          The Company will comply with the Shelf Procedures and General Instruction II.L of Form F-10 under the Securities Act. Prior to the later of the last date on which an Additional Closing Date, if any, may occur, and the termination of the Offering of the Shares, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to Leerink and its legal counsel for their review prior to filing and will not file any such proposed amendment or supplement to which Leerink reasonably objects. The Company will cause the Prospectuses, properly completed, and any supplement thereto to be filed, each in a form approved by Leerink with the Reviewing Authority in accordance with the Shelf Procedures (in the case of the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F-10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to Leerink of such timely filings. The Company will promptly advise Leerink (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Prospectus shall have been filed with the Reviewing Authority pursuant to the Shelf Procedures, (3) when, prior to termination of the Offering of the Shares, any amendment to the Registration Statement or the Canadian Prospectus shall have been filed or become effective or a Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (5) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (6) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (7) of the issuance by the Canadian Qualifying Authorities or the Commission of any cease trade order or any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefor, (8) of the receipt of any comments or communications from the Reviewing Authority, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of the Shares on the TSX or the NASDAQ, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Canadian Qualifying Authorities or the Commission shall propose or enter a cease trade order or a stop order at any time, the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or stop order and, if issued, to obtain the lifting of such order as soon as possible.

(b)          The Company will prepare and file with the Reviewing Authority, promptly after the date of this Agreement, and in any event no later than 5:30 p.m. (New York City time) on the date succeeding the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Prospectus.

(c)          The Company will prepare and file with the Commission, promptly after the date of this Agreement, and in any event no later than 5:30 p.m. (New York City time) on the date succeeding the date of this Agreement, the U.S. Prospectus.

(d)          If at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify Leerink promptly and prepare and file with the Canadian Qualifying Authorities and/or the Commission an appropriate amendment, supplement or document (in form and substance satisfactory to Leerink) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible.

(e)          The Company will not, without the prior consent of Leerink, (i) make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Annex VII hereto and any electronic road show previously approved by Leerink, or (ii) file, refer to, approve, use or authorize the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares. If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Prospectuses or the Prospectuses as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify Leerink promptly and, if requested by Leerink, prepare and furnish without charge to each Underwriter an appropriate amendment or supplement (in form and substance satisfactory to Leerink) that will correct such statement, omission or conflict or effect such compliance.

(f)          The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus.

(g)          The Company will promptly deliver to each of the Underwriters a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement. The Company shall forthwith cause to be delivered to the Underwriters in such cities in the United States as they may reasonably request, without charge, such numbers of commercial copies of the U.S. Prospectus, excluding any documents incorporated by reference, as the Underwriters shall reasonably require, which deliveries shall be effected as soon as possible and, in any event, in New York not later than 12:00 p.m. local time on July 27, 2016, and in all other cities by 12:00 noon local time on the next business day, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and any dealer of the U.S. Prospectus in connection with the Offering of the Shares in compliance with the provisions of this Agreement.

(h)          Promptly from time to time, the Company will use its commercially reasonable efforts, in cooperation with Leerink, to qualify the Shares for offering and sale under the securities laws relating to the offering or sale of the Shares of such jurisdictions, Canadian (other than Québec), U.S. or foreign, as Leerink may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Shares, in any jurisdiction where it is not now so subject or require registration of the Shares or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

(i)          The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

(j)          During the period of 90 days from the date of the Prospectuses (the “Lock-Up Period”), without the prior written consent of Leerink, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; and the Company will obtain an undertaking in substantially the form of Annex VI hereto of each of its officers and directors listed on Schedule II attached hereto, not to engage in any of the aforementioned transactions on their own behalf, other than the sale of Shares as contemplated by this Agreement and (i) the Company’s issuance of its common shares upon the exercise of currently outstanding options; and (ii) the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee stock option plans in effect on the date hereof, each as described in the Registration Statement, the Pricing Prospectuses and the Prospectuses. The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

(k)          During the period of three years from the effective date of the Registration Statement, the Company will furnish to you copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will deliver to you as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Canadian Qualifying Authorities or the Commission; provided, however that, notwithstanding the foregoing, the Company shall have no obligation to provide under this Section 5(k): (x) any document or information required to be delivered pursuant to this paragraph that is made available on EDGAR or SEDAR; (y) any document or information that the Company believes, acting reasonably, not to be material; or (z) any document or information that the Company believes, acting reasonably, it is prohibited by applicable law from disclosing under the circumstances.

(l)          The Company will use its commercially reasonable efforts to effect and maintain the listing of the Shares on the TSX and the NASDAQ for a period of at least three years from the date of this Agreement.

(m)          The Company will apply the net proceeds from the sale of the Shares as set forth under the caption “Use of Proceeds” in the Pricing Prospectuses and the Prospectuses.

(n)          The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(o)          The Company shall provide Leerink with a draft of any press release to be issued in connection with the Offering of the Shares, and will provide Leerink and its counsel sufficient time to comment thereon and will accept all reasonable comments of Leerink and its counsel on such press releases.

(p)          The Company will do and perform all things required or necessary to be done and performed under this Agreement by it prior to the Closing Date, and to satisfy all conditions precedent to the Underwriters’ obligations hereunder to purchase the Shares.

(q)          Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any “free writing prospectus” (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company, except for any Issuer Free Writing Prospectus set forth in Annex VII hereto and any electronic road show previously approved by Leerink. The Company and each Underwriter, severally and not jointly, agrees that any such free writing prospectus, the use of which has been consented to by the Company and the Underwriters, is listed in Annex VII hereto.

(r)          During the distribution of the Shares: (i) the Company shall prepare, in consultation with Leerink, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“NI 41-101”), including any template version thereof, to be provided to potential investors in the Shares, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriters, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriters and their respective counsel, acting reasonably, (ii) Leerink shall, on behalf of the Underwriters, approve in writing any such marketing materials, as contemplated by the Canadian Securities Laws and shall not use any marketing materials until such time as the Company confirms in writing that the marketing materials have been approved in accordance with National Instrument 44-102 – Shelf Distributions (“NI 44-102”); and (iii) the Company shall: (A) deliver any such marketing materials (or any template version thereof) to the Reviewing Authority as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and Leerink on behalf of the Underwriters; and (B) if applicable, provide a contractual right in accordance with paragraph 9A.5(2)(b) of NI 44-102 containing the language set out in subsection 36A.1(5) of Form 41-101F1, or words to the same effect, except that the language may specify that the contractual right does not apply to any comparables provided in accordance with subsection 9A.5(3) of NI 44-102.

(s)          The Company and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Shares, it will not provide any potential investor with any materials or information in relation to the distribution of the Shares or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and delivered in accordance with Section 5(r); and (B) any such materials that constitute standard term sheets have been approved in writing by the Company and Leerink and are provided in compliance with Canadian Securities Laws.

(t)          Notwithstanding Section 5(r) and 5(s), following the approval and delivery of a template version of marketing materials in accordance with Section 5(r), the Underwriters may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Shares in accordance with Canadian Securities Laws.

(u)          All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

7.          Payment of Expenses. Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectuses are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, the Base Prospectuses, the Pricing Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the qualification of the Shares under Canadian Securities Laws, the registration of the Shares under the Securities Act and the Offering; (iii) the cost of producing this Agreement and any agreement among Underwriters, blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (iv) all expenses in connection with the qualification of the Shares for offering and sale under United States state securities, or “blue sky”, laws as provided in Section 5(h) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey; (v) the reasonable fees and disbursements of counsel for the Underwriters in connection with compliance with the rules and regulations of FINRA in connection with the Offering; (vi) all fees and expenses in connection with listing the Shares on the TSX and the NASDAQ; (vii) all travel expenses of the Company’s officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Shares; and (viii) any transfer taxes incurred in connection with this Agreement or the Offering. The Company also will pay or cause to be paid: (a) the cost of preparing the certificates representing the Shares; (b) the cost and charges of any transfer agent or registrar for the Shares; (c) the actual, accountable and reasonable costs and expenses of the Underwriters, including the reasonable fees of their counsel, any experts or consultants retained by them and other out of pocket expenses incurred by them in connection with the transactions contemplated by this Agreement and (d) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 7.

8.          Conditions of Underwriters’ Obligations. The several obligations of the Underwriters to purchase and pay for the Firm Shares and the Additional Shares, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 8, “Closing Date” shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Additional Shares), to the performance by each of the Company of all of its obligations hereunder, and to each of the following additional conditions:

(a)          The Canadian Prospectus shall have been filed with the Reviewing Authority and the U.S. Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 5 hereof; no order of any securities commission, securities regulatory authority or stock exchange in Canada to cease distribution of the Shares under the Canadian Prospectus, as amended or supplemented, shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, and no stop order suspending or preventing the use of the U.S. Pricing Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Canadian Qualifying Authorities or the Commission shall have been complied with to the Underwriters’ reasonable satisfaction; and all necessary regulatory or stock exchange approvals shall have been received.

(b)          At the Closing Date, you shall have received the written opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, to the effect set forth in Annex I hereto.

(c)          At the Closing Date, you shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, to the effect set forth in Annex II hereto.

(d)          At the Closing Date, you shall have received the written opinion of the general counsel of the Company with respect to intellectual property matters, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, to the effect set forth in Annex III hereto.

(e)          At the Closing Date, you shall have received the written opinion of Staiger, Schwald & Partner AG, Swiss counsel for the Company with respect to Cardiome International AG and Correvio International S.a.r.l., dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, to the effect set forth in Annex IV hereto.

(f)          At the Closing Date, you shall have received the written opinion of Allen & Overy LLP, United Kingdom counsel for the Company with respect to Cardiome UK Limited and Correvio (UK) Limited, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, to the effect set forth in Annex V hereto.

(g)          At the Closing Date, you shall have received the written opinion of Latham & Watkins LLP, the Underwriters’ United States counsel, and Stikeman Elliott LLP, the Underwriters’ Canadian counsel, (together, “Underwriters’ Counsel”), dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, with respect to the issuance and sale of the Shares, the Canadian Prospectus, the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and such other matters as you may require, and the Company shall have furnished to Underwriters’ Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(h)          At the Closing Date, the Underwriters shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriters, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to the matters set forth in subsections (a) and (j) of this Section 8.

(i)          At the time this Agreement is executed and at the Closing Date, you shall have received comfort letters, from KPMG LLP, independent chartered accountants for the Company, dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective U.S. or Canadian affiliates, confirming that they are independent public accountants within the meaning of the Securities Act, are in compliance with the applicable requirements relating to the qualifications of accountants under Rule 2-01 of Regulation S-X of the Commission, are in good standing with the Canadian Public Accountability Board and stating, as of the date of such letter, the conclusions and findings of said firm with respect to the financial information and other matters covered by its letter delivered to the Underwriters. and otherwise in form and substance satisfactory to the Underwriters and Underwriters’ Counsel.

(j)          Neither the Company nor any Material Subsidiary shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto); and subsequent to the dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company or any Subsidiary or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of Leerink, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto).

(k)          The Underwriters shall have received a duly executed lock-up agreement from each person who is a director or executive officer of the Company listed on Schedule II hereto, in each case substantially in the form attached hereto as Annex VI.

(l)          At the Closing Date, the Shares shall have been conditionally approved for listing on the TSX and shall be listed on the NASDAQ.

(m)          At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

(n)          The Lock-Up Agreements shall be in full force and effect on the Closing Date or such Additional Closing Date, as applicable.

(o)          Prior to the Closing Date, the Company shall have furnished to Leerink satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States pursuant to Section 17 hereof, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

(p)          The Company shall have furnished the Underwriters and Underwriters’ Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters’ Counsel pursuant to this Section 8 shall not be satisfactory in form and substance to Leerink and to Underwriters’ Counsel, acting reasonably, all obligations of the Underwriters hereunder may be cancelled by Leerink at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Shares may be cancelled by Leerink at, or at any time prior to, the Additional Closing Date. Notice of such cancellation shall be given to the Company in writing or by telephone. Any such telephone notice shall be confirmed promptly thereafter in writing.

9.          Indemnification.

(a)          The Company shall indemnify and hold harmless each Underwriter, each of the officers and directors of each Underwriter and each other person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any “road show” (as defined in Rule 433 under the Securities Act) for the Offering (“Marketing Materials”), or (ii) the omission or alleged omission to state in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of any prospectus), not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through Leerink expressly for use therein. The parties agree that such information provided by or on behalf of any Underwriter through Leerink consists solely of the material referred to in Section 19 hereof. This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

(b)          Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each of the officers and directors of the Company, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Pricing Prospectus or Prospectus, as originally filed or any amendment thereof or amendment thereto, or in the Registration Statement, as originally filed or any amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through Leerink specifically for use therein; provided, however, that in no case shall any Underwriter be liable or responsible for any amount in excess of the underwriting commission applicable to the Shares to be purchased by such Underwriter hereunder. The parties agree that such information provided by or on behalf of any Underwriter through Leerink consists solely of the material referred to in Section 19 hereof.

(c)          Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 9, unless and to the extent such failure results in the forfeiture by the indemnifying party of substantial rights and defenses). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party acting reasonably; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case (including one local counsel in each relevant jurisdiction), but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties. No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 9 or Section 10 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party. If at any time an indemnified party shall have requested in writing an indemnifying party to reimburse the indemnified party for any fees and expenses as contemplated by this Section 9(c), then the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days' prior written notice of its intention to settle.

10.         Contribution. In order to provide for contribution in circumstances in which the indemnification provided for in Section 9 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, officers of the Company who signed the Canadian Prospectus and the Registration Statement and each director of the Company) as incurred to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriters from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Underwriters shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the U.S. Prospectus. The relative fault of each of the Company and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 10. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 10 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 10, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Shares underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each officer and director of the Company shall have the same rights to contribution as the Company, as applicable, subject in each case to clauses (i) and (ii) of the immediately preceding sentence. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 10 or otherwise. The obligations of the Underwriters to contribute pursuant to this Section 10 are several in proportion to the respective number of Shares to be purchased by each of the Underwriters hereunder and not joint.

11.         Underwriter Default.

(a)          If any Underwriter or Underwriters shall default in its or their obligation to purchase Firm Shares or Additional Shares hereunder, and if the Firm Shares or Additional Shares with respect to which such default relates (the “Default Shares”) do not (after giving effect to arrangements, if any, made by Leerink pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Firm Shares or Additional Shares, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase that number of Default Shares that bears the same proportion of the total number of Default Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto bears to the aggregate number of Firm Shares set forth opposite the names of the non-defaulting Underwriters, subject, however, to such adjustments to eliminate fractional shares as Leerink in its sole discretion shall make.

(b)          In the event that the aggregate number of Default Shares exceeds 10% of the number of Firm Shares or Additional Shares, as the case may be, Leerink may in its discretion arrange for itself or for another party or parties (including any non-defaulting Underwriter or Underwriters who so agree) to purchase the Default Shares on the terms contained herein. In the event that within five calendar days after such a default Leerink do not arrange for the purchase of the Default Shares as provided in this Section 11, this Agreement or, in the case of a default with respect to the Additional Shares, the obligations of the Underwriters to purchase and of the Company to sell the Additional Shares shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Sections 7, 9, 10, 12 and 14(d)) or the non-defaulting Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters and the Company for damages occasioned by its or their default hereunder.

(c)          In the event that any Default Shares are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, Leerink or the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectuses or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectuses which, in the opinion of Underwriters’ Counsel, may thereby be made necessary or advisable. The term “Underwriter” as used in this Agreement shall include any party substituted under this Section 11 with like effect as if it had originally been a party to this Agreement with respect to such Firm Shares and Additional Shares.

12.         Default by the Company.

If the Company shall fail at the Closing Date, or the Additional Closing Date, if any, to sell the number of Shares that it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of any non-defaulting party; provided, however, that the provisions of Sections 1, 2, 7, 9, 10 and 14 shall remain in full force and effect. No action taken pursuant to this Section shall relieve the Company from liability, if any, in respect of such default.

13.         Survival of Representations and Agreements.

All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the agreements contained in Section 7, the indemnity agreements contained in Section 9 and the contribution agreements contained in Section 10, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Shares to and by the Underwriters. The representations contained in Section 1 and the agreements contained in Sections 7, 9, 10, 12 and 14 hereof shall survive any termination of this Agreement, including termination pursuant to Section 11 or 14 hereof.

14.         Effective Date of Agreement; Termination.

(a)          This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

(b)          The Underwriters shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Underwriters will in the immediate future materially disrupt, the market for the Company’s securities or securities in general; or (ii) trading in the Company’s common shares shall have been suspended by the Commission, the Canadian Qualifying Authorities, the TSX or the NASDAQ or trading in securities generally on the NASDAQ or on the TSX shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NASDAQ or TSX or by order of the Commission or any other governmental authority having jurisdiction; or (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) any downgrading shall have occurred in the Company’s corporate credit rating or the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Securities Act) or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities or any notice or announcement shall have been given or made of any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded; or (v) (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Underwriters, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Prospectuses.

(c)          Any notice of termination pursuant to this Section 14 shall be in writing.

(d)          If this Agreement shall be terminated pursuant to any of the provisions hereof (other than pursuant to Section 11(b) hereof), or if the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriters, reimburse the Underwriters for all reasonable out-of-pocket expenses (including the reasonable fees and expenses of their counsel), incurred by the Underwriters in connection herewith.

15.         Notices. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

(a)          if sent to any Underwriter, shall be delivered, or faxed and confirmed in writing, to such Underwriter c/o Leerink Partners LLC, One Federal Street, 37th Floor, Boston, Massachusetts 02110, Attention: Legal Department (facsimile: (714) 755-8290), with a copy to Syndicate (facsimile: (617) 918-4900)), with a copy to Latham & Watkins LLP at 12670 High Bluff Drive, San Diego, California 92130, Attention: Michael E. Sullivan, and to Stikeman Elliott LLP, Suite 5300, Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9, Attention: Martin Langlois; and

(b)          if sent to the Company, shall be delivered, or faxed and confirmed in writing to the Company and its counsel at the addresses set forth in the Registration Statement;

provided, however, that any notice to an Underwriter pursuant to Section 9 shall be delivered or sent by facsimile transmission to such Underwriter at its address set forth in its acceptance facsimile to Leerink, which address will be supplied to any other party hereto by Leerink upon request. Any such notices and other communications shall take effect at the time of receipt thereof.

16.         Parties. This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters, the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 9 and 10 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of Shares from any of the Underwriters.

17.         Governing Law and Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York (each a “New York Court”) for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectuses (each, a “Proceeding”), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any New York Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any New York Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in a New York Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum. The Company hereby irrevocably designates CT Corporation System, 350 111 Eighth Avenue, New York, NY 10011, as agent upon whom process against the Company may be served. THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUS.

18.         Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase U.S. dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to any Underwriter shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Underwriter hereunder.

19.         The parties acknowledge and agree that, for purposes of Sections 1(c), 1(d), 1(e), 1(f) and 9 hereof, the information provided by or on behalf of any Underwriter consists solely of the material included in 7, 12, 13, 14, 15 and 17 in each case under the caption “Plan of Distribution” in the Prospectuses, only insofar as such statements relate to selling concession and stabilization activities that may be undertaken by any Underwriter.

20.         No Fiduciary Relationship. The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

21.         Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission, email or other electronic means shall constitute valid and sufficient delivery thereof.

22.         Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

23.         Time is of the Essence. Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

[signature page follows]

If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

CARDIOME PHARMA CORP.

By:	/s/ Jennifer Archibald
Name: Jennifer Archibald
Title: Chief Financial Officer

Signature Page to Underwriting Agreement

Accepted as of the date first above written

LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald
Name: John I. Fitzgerald
Title: Managing Director

On behalf of itself and the other
Underwriters named in Schedule I hereto.

Signature Page to Underwriting Agreement

SCHEDULE I

Underwriter	Total Number of Firm Shares to be Purchased	Total Number of Additional Shares to be Purchased if Option is Fully Exercised
Leerink Partners LLC	6,500,000	975,000
Canaccord Genuity Inc.	1,750,000	262,500
H.C. Wainwright & Co., LLC.	1,250,000	187,500
Cormark Securities (USA) Limited	500,000	75,000

Total	10,000,000	1,500,000

SCHEDULE II

1.	William Hunter, M.D., Chief Executive Officer and Director

2.	Jennifer Archibald, CA, Chief Financial Officer

3.	Sheila Grant, Chief Operating Officer

4.	David McMasters, General Counsel

5.	Hugues Sachot, Senior Vice President, Sales

6.	David C. Dean, Vice President, Investor Relations and Business Development

7.	W. James O'Shea, Chairman

8.	Richard M. Glickman, L.L.D. (Hon), Lead Independent Director

9.	Mark H. Corrigan, M.D., Director

10.	Arthur H. Willms, Director

11.	Robert J. Meyer, M.D., Director

EXHIBIT A

Material Subsidiaries

Name of Subsidiary	Jurisdiction
Cardiome International AG	Switzerland
Cardiome UK Limited	United Kingdom
Correvio LLC	Delaware, U.S.A.
Correvio International S.a.r.l.	Switzerland
Correvio (UK) Ltd.	United Kingdom

ANNEX I

Form of Opinion of Blake, Cassels & Graydon LLP (Company Canadian Counsel)

July [●], 2016

Reference: 98279/1

Leerink Partners LLC
[●]

RE:	Cardiome Pharma Corp.
Re:	Offering of up to [●] Common Shares

Dear Sirs/Mesdames:

We have acted as Canadian counsel to Cardiome Pharma Corp. (“Cardiome” or the “Corporation”) in connection with the issue and sale by the Corporation (the “Offering”) on this date (the “Closing Date”) of an aggregate of [●] common shares in the capital of the Corporation (each, a “Firm Share” and collectively, the “Firm Shares”) at a price of US$[●] per Firm Share, pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) dated July [●], 2016 among the Corporation and Leerink Partners LLC, [●], [●] and [●] (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, Cardiome has also granted to the Underwriters an option (the “Option”) to acquire up to an additional [●] common shares (each, an “Option Share” and, collectively, the “Option Shares”, and the Option Shares, together with the Firm Shares, the “Shares”) on the same terms as set forth above. [The Underwriters have exercised the Option in [part/full], by notice to the Corporation dated [●], 2016.] The Shares are being offered and sold pursuant to the Canadian Prospectus Supplement (as defined below) filed with the securities regulatory authority in each of the Provinces of Canada, except Québec and pursuant to the registration statement on Form F-10 (File No. [●]), as amended (the “Registration Statement”) and related US Prospectus Supplement (as defined below) filed with the United States Securities and Exchange Commission.

This opinion is being delivered to you pursuant to section 8(b) of the Underwriting Agreement. Capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Underwriting Agreement unless the context otherwise requires.

As counsel to the Corporation, we, together with Skadden, Arps, Slate, Meagher & Flom LLP (U.S. counsel to the Corporation), the Underwriters, Stikeman Elliott LLP and Latham & Watkins LLP (together, counsel to the Underwriters), have reviewed and/or participated in the preparation of the following:

(a)	the Underwriting Agreement;

(b)	the Canadian preliminary short form base shelf prospectus of the Corporation dated February 19, 2016 (the “Canadian Preliminary Shelf Prospectus”), and the United States preliminary short form base shelf prospectus of the Corporation dated February 19, 2016 contained in the Registration Statement;

(c)	the Canadian (final) short form base shelf prospectus of the Corporation dated March 1, 2016 (the “Canadian Final Shelf Prospectus”), and the United States (final) short form base shelf prospectus of the Corporation dated March 1, 2016 contained in [Amendment No. 1] to the Registration Statement (the “US Final Shelf Prospectus”);

(d)	the Canadian preliminary prospectus supplement of the Corporation to the Canadian Final Shelf Prospectus dated July [●], 2016 (the “Canadian Preliminary Prospectus Supplement”), and the United States preliminary prospectus supplement of the Corporation to the US Final Shelf Prospectus dated July [●], 2016; and

(e)	the Canadian (final) prospectus supplement of the Corporation to the Canadian Final Shelf Prospectus dated July [●], 2016 (the “Canadian Prospectus Supplement” and, together with the Canadian Preliminary Prospectus Supplement, the Canadian Preliminary Shelf Prospectus and the Canadian Final Shelf Prospectus, the “Prospectuses”), and the United States (final) prospectus supplement to the US Final Shelf Prospectus dated July [●], 2016 (the “US Prospectus Supplement”).

For purposes of the opinions expressed herein, the term “Applicable Securities Laws” means the applicable securities laws of each of the provinces of British Columbia, Alberta and Ontario (the “Provinces”) and the respective regulations thereunder together with the applicable published policy statements, instruments, regulations, rules, orders of general application, prescribe forms and rulings of general application of the Commissions (as defined herein) in each of the Provinces.

The Prospectuses together with supporting documents, have been filed with the securities commissions or similar regulatory authorities, as applicable (the “Commissions”) in each of the provinces of Canada, other than Québec (the “Qualifying Provinces”), pursuant to National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and Multilateral Instrument 11-102 – Passport System (together, the "Passport System").

We have considered such questions of law, examined such statutes, regulations, corporate documents, records and certificates, opinions and instruments and have made such other investigations as we have considered necessary or desirable in connection with the opinions hereinafter set forth including, without limitation, the following:

(a)	certificate of compliance dated [●], 2016, issued by the Director or a Deputy Director appointed under the Canada Business Corporations Act in respect of the Corporation, and without any independent verification or inquiry (the “Certificates of Compliance”);

(b)	a certificate addressed to Blake, Cassels & Graydon LLP executed by the [●] of the Corporation as to certain factual matters (the "Officer’s Certificate"), dated the date hereof, attaching copies of the articles and the notice of articles of the Corporation (the “Constating Documents”), certain extracts of resolutions of the board of directors of the Corporation relating to, among other things, the Offering and a certificate of incumbency, a copy of which is being provided to you concurrently with this opinion;

(c)	the receipt dated February 19, 2016 for the Canadian Preliminary Shelf Prospectus, issued pursuant to the Passport System by the British Columbia Securities Commission (the “BCSC”), as principal regulator of the Corporation, which evidences that the Ontario Securities Commission (the “OSC”) has issued a receipt for the Canadian Preliminary Shelf Prospectus and deems a receipt to have been issued for the Canadian Preliminary Shelf Prospectus by the Commissions in each of the Qualifying Provinces, if the conditions of Multilateral Instrument 11-102 – Passport System have been satisfied (the “Preliminary Receipt”);

(d)	the receipt dated March 1, 2016 for the Canadian Final Shelf Prospectus, issued pursuant to the Passport System by the BCSC, as principal regulator of the Corporation, which evidences that the OSC has issued a receipt for the Canadian Final Shelf Prospectus and deems a receipt to have been issued for the Canadian Final Shelf Prospectus by the Commissions in each of the Qualifying Provinces, if the conditions of Multilateral Instrument 11-102 – Passport System have been satisfied (the “Final Receipt” and, together with the Preliminary Receipt, the “Receipts”);

(e)	the SEDAR confirmation of filing dated July [●], 2016 (the “Preliminary SEDAR Confirmation”) in respect of the Canadian Preliminary Prospectus Supplement;

(f)	the SEDAR confirmation of filing dated July [●], 2016 (the “Final SEDAR Confirmation” and, together with the Preliminary SEDAR Confirmation, the “SEDAR Confirmations”) in respect of the Canadian Prospectus Supplement;

(g)	a letter from the Toronto Stock Exchange (the "TSX") dated July [●], 2016 granting conditional approval to the listing of the Shares (the “TSX Letter”); [and]

(h)	[the Transfer Agent and Registrar Agreement between the Corporation and Computershare Investor Services Inc. dated [●], and the Transfer Agent and Registrar Agreement between the Corporation and Computershare Trust Company, N.A. dated [●]; and]

(i)	the specimen forms of share certificate for the Shares.

In our examinations, we have assumed the genuineness of all signatures, the legal capacity of all individuals, the authenticity and completeness of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as certified, conformed, telecopies, facsimiles or photostatic copies.

We have assumed the accuracy and completeness of all facts set forth in the Officer’s Certificate and any other certificates provided to us by any officer or officers of the Corporation. To the extent the Officer’s Certificate and any other certificate or document referenced herein is based on any assumption, given in reliance on any other certificate, document, understanding or other criteria or is made subject to any limitation, qualification or exception, our opinions are also based on such assumption, given in reliance on such other certificate, document, understanding or other criteria and are made subject to such limitation, qualification and exception. We have assumed that no act or event has occurred between the date of any such certificate and the date hereof that would, in any manner, affect the accuracy or completeness thereof, or its relevance as a basis for any of the opinions set out below.

We understand that the Corporation is (a) on the reporting issuer list of British Columbia dated as of 12:00 am on [●], 2016 maintained and posted by the BCSC on its website (www.bcsc.bc.ca) and is not included in a list of defaulting reporting issuers with respect to certain matters maintained by the BCSC on its website; (b) on the reporting issuer list of Alberta dated as of [●], 2016 maintained and posted by the Alberta Securities Commission on its website (www.albertasecurities.com); and (c) on the reporting issuer list of Ontario dated as of [●], 2016 maintained and posted by the OSC on its website (www.osc.gov.on.ca) (collectively, the “Lists of Reporting Issuers”).

We are solicitors qualified to practice law in the Provinces. We express no opinion as to any laws or any matters governed by any laws other than the laws of the Province of British Columbia and the federal laws of Canada applicable therein and we express no opinion as to any laws, or any matter governed by any laws, of any other jurisdiction, except in the case of paragraph 7 below, in which we express an opinion on the laws of each of the Provinces and the federal laws of Canada applicable therein. We express no opinion with respect to the provisions of the Personal Information Protection and Electronic Documents Act (Canada) or any other privacy laws of the Provinces. The opinions hereinafter expressed are based on legislation and regulations in effect on the date hereof. We assume no obligation to revise, amend or supplement this opinion should applicable laws of any jurisdiction be amended or changed subsequent to the date hereof by legislative action, judicial decision or otherwise.

In expressing the opinions set forth below, we have assumed:

(a)	Each of the Underwriters or one of its affiliates through whom it is acting has purchased the Shares as principal, has a reasonable expectation that the Shares will be sold primarily in the United States of America and has effected the distribution of the Shares in accordance with applicable legislation.

(b)	That none of the Underwriters, nor any agent acting on their behalf, has offered or sold the Shares to any person resident in Canada or to a purchaser holding such Shares on behalf of or for the benefit of a person residing in Canada.

(c)	At all material times, no order of any competent regulatory authority will have been issued to cease the trade or distribution of common shares of the Corporation, or that affects any person who engages in such a trade, and no court judgment, order, decree, injunction, decision or ruling will be in effect which prevents the trade or distribution of common shares of the Corporation, or that affects any person who engages in such trade, of which we are aware of none (actual or pending) in respect of the Corporation as at the Closing Date.

(d)	The Corporation is not a "related issuer" or a "connected issuer" (as such terms are defined in National Instrument 33-105 - Underwriting Conflicts) to any of the Underwriters.

(e)	The Prospectuses together with the documents incorporated by reference therein (i) contain full, true and plain disclosure of all material facts relating to the Shares, and their sale, and to the Corporation, as required by Applicable Securities Laws; (ii) do not contain any misrepresentation likely to affect the value or market price of the Shares; (iii) do not contain an untrue statement of a material fact; and (iv) have not omitted to state a fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, as required by Applicable Securities Laws.

We have also assumed that there has been no material change in the business, operations or capital of the Corporation and no change has occurred in the terms and conditions of the offering of the Shares as described in the Canadian Final Shelf Prospectus and the Canadian Prospectus Supplement or in any other matter requiring the filing of an amendment to the Canadian Final Shelf Prospectus and the Canadian Prospectus Supplement.

With respect to the opinions expressed herein, we have relied as to certain matters of fact in the Officer’s Certificate.

In giving the opinions in paragraph 1 as these pertain to the formation and existence of the Corporation, we have relied solely upon the Certificate of Compliance, and we assume that such certificate is still accurate as of the date hereof.

In expressing the opinion as to the share capital of the Corporation given in paragraph 2, we have relied solely on a letter from Computershare Investor Services Inc. dated [●], 2016, listing the number of common shares of the Corporation outstanding as of the end of the day on [●], 2016, a copy of which has been delivered to you.

In giving the opinion in paragraph 3, we have relied solely and without independent verification on the TSX Letter.

The opinion expressed in paragraph 4 below with respect to the Underwriting Agreement being a legal, valid, binding and enforceable obligation of the Corporation is based on the assumption that the Underwriting Agreement has been duly authorized, executed and delivered by each of the parties thereto, other than the Corporation, and that it constitutes a legal, valid and binding obligation of each of the parties thereto, other than the Corporation, enforceable against each such party in accordance with its terms, and our opinion is subject to the additional qualifications that:

(a)	the validity and enforceability of the provisions in any documentation which purports to sever from such document any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the said document would be determined in the discretion of the court;

(b)	the enforceability of any provision of any documentation exempting a person from a liability or duty otherwise owed by it, waiving legal and equitable defences, agreeing not to challenge the validity or enforceability of remedies or that provides that a determination or calculation made by a person is conclusive and binding on any other person may be limited by applicable law, and provisions requiring indemnification or reimbursement are not required to be enforced by a court to the extent that they relate to the failure of such person to have performed such liability or duty;

(c)	a court has statutory and inherent powers to grant relief from forfeiture, to stay execution of proceedings before it and to stay execution on judgments;

(d)	the Underwriting Agreement is subject to applicable laws regarding limitations of actions, including the Limitation Act, 2012 (British Columbia) (the “Limitation Act”), and we express no opinion as to whether a court may find a provision of the Underwriting Agreement to be unenforceable as an attempt to vary or exclude a limitation period under the Limitation Act;

(e)	the enforceability of the Underwriting Agreement may be limited by any applicable bankruptcy, insolvency, winding-up, arrangement, reorganization, moratorium and other laws affecting the enforcement of the rights of creditors generally, and to the discretion of the courts in granting equitable remedies, including the remedies of specific performance and injunction;

(f)	the enforcement of any rights against the Corporation under the Underwriting Agreement with respect to indemnity or contribution may be limited by applicable law and may or may not be ordered by a court on grounds of public policy and may therefore not be available in any particular instance;

(g)	no opinion is expressed regarding the enforceability of any provisions in the Underwriting Agreement to the effect that modifications, amendments or waivers of or with respect to the Underwriting Agreement that is not in writing will be ineffective;

(h)	the enforceability of a waiver of the right to a jury trial in a civil action is subject to the discretion of a judge not to strike a jury notice;

(i)	any provision in the Underwriting Agreement purporting to restrict, or which has the effect of restricting, access to a court may not be enforceable;

(j)	a judgment of a court in British Columbia will be given only in Canadian currency and, pursuant to the Foreign Money Claims Act (British Columbia), where the court considers that the person in whose favour the order will be made will be most truly and exactly compensated if all or part of the money payable under the order is measured in a currency other than the currency of Canada, the court must order that the money payable under an order will be that amount of Canadian currency that is necessary to purchase the equivalent amount of a foreign currency at a chartered bank located in British Columbia at the close of business on the conversion date, being the last day, before the day on which a payment under the order is made by the judgment debtor to the judgment creditor that said chartered bank quotes a Canadian dollar equivalent to the other currency;

(k)	there is no authority as to whether a court will give effect to the currency indemnity contained in Section 18 of the Underwriting Agreement;

(l)	the recoverability of costs and expenses may be limited to those a court considers to be reasonably incurred, the costs and expenses incidental to all court proceedings are in the discretion of the court and the court has the discretion to determine by whom and to what extent these costs shall be paid;

(m)	no opinion is expressed regarding the enforceability of any provision of the Underwriting Agreement which is intended for the benefit of a person who is, or persons who are, not parties to such agreement, as to the ability of any non-party to enforce any provisions of the Underwriting Agreement; and

(n)	a court may not enforce any provision in the Underwriting Agreement that states that the relationship between the parties thereto is not of a fiduciary nature or that excludes fiduciary duties between the parties.

In giving the opinion in paragraph 6, we have relied solely upon the Lists of Reporting Issuers, each as maintained and posted by the applicable securities commissions. This opinion is subject to the limitations and qualifications set out on the website of each of the applicable securities commissions, and we have assumed that such lists continue to be accurate as of the date hereof.

For the purposes of the opinion in paragraph 7, we relied upon the Receipts evidencing receipt of the Canadian Preliminary Shelf Prospectus and the Canadian Final Shelf Prospectus by the BCSC and receipt, or deemed receipt, as applicable, of all of the other Commissions, and the SEDAR Confirmations, and have assumed that there is no effective order, ruling or decision issued or granted by a securities regulatory authority having jurisdiction over the Corporation or any court or administrative or regulatory authority of competent jurisdiction that restricts any trades in, or alienation of, the securities of the Corporation that are referred to herein or that affects any person or company who engages in such trade or alienation. We have also assumed that no written communication regarding the offering of the Shares that would constitute "marketing materials" (within the meaning of National Instrument 41-101 – General Prospectus Requirements) has been provided to potential investors other than [●].

The opinion set out in paragraph 8 is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act"), all specific proposals to amend the Tax Act publicly announced by the Minister of Finance prior to the date hereof (the “Proposed Amendments”) and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof. Such opinion assumes that the Proposed Amendments will be enacted in the form currently proposed. No assurances can be given that the Proposed Amendments will be enacted as currently proposed or at all. Such opinion does not otherwise anticipate or take into account any changes in law or in such administrative policies or assessing practices of the CRA whether by legislative, governmental or judicial action and does not take into account any provincial, territorial or foreign income tax legislation or considerations.

Based on and subject to the foregoing, it is our opinion that at the date hereof:

1.	The Corporation is a corporation amalgamated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and as described in the Prospectuses and to own, lease or license and operate, as the case may be, its properties and assets.

2.	The Corporation has an authorized capitalization as set forth in the Prospectuses. The share capital of the Corporation conforms in all material respects to the description thereof contained under the heading “Description of the Securities Offered Under This Prospectus Supplement – Common Shares” in the Prospectuses. The Shares to be delivered on the Closing Date and the Additional Closing Date, if any, have been duly and validly authorized, created and reserved for issuance and, when delivered in accordance with the Underwriting Agreement, will be duly and validly issued and outstanding as fully paid and non-assessable. The form and terms of the definitive certificate for the common shares of the Corporation complies with British Columbia statutory requirements, with any applicable requirements of the Constating Documents of the Corporation and with the requirements of the TSX.

3.	The outstanding common shares of the Corporation are listed on the TSX and the Shares have been approved for listing on the TSX, subject to compliance with customary listing conditions.

4.	The Corporation has the corporate power and capacity to execute and deliver the Underwriting Agreement and to perform its obligations set out therein, and the Underwriting Agreement has been duly and validly authorized, executed and delivered by the Corporation (to the extent that execution and delivery are governed by the laws of British Columbia) and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms.

5.	The execution and delivery of the Underwriting Agreement, and the performance by the Corporation of its obligations thereunder and the consummation of the transactions contemplated by the Underwriting Agreement and the Prospectuses do not and will not (A) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a conflict with, breach of or a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation pursuant to the agreements listed in Schedule A, (B) violate or conflict with any provision of the Constating Documents of the Corporation, (C) to the knowledge of such counsel, any judgment, decree, order, rule or regulation of any Canadian court or judicial, regulatory or other legal or governmental agency or body or (D) conflict with or result in a breach or violation of any applicable corporate law of Canada or Applicable Securities Laws of the province of British Columbia.

6.	The Corporation is a “reporting issuer” (as defined in the Applicable Securities Laws), or its equivalent in each of the Provinces and is not on the list of defaulting reporting issuers maintained by the respective securities regulatory authorities in such Provinces under the Applicable Securities Laws.

7.	A Decision Document has been obtained in respect of the Canadian Preliminary Shelf Prospectus and the Canadian Final Shelf Prospectus from the Commissions and, subject to the filing of standard post-closing notices of distribution, all necessary documents have been filed, all requisite proceedings have been taken and all necessary consents, approvals, permits and authorizations have been obtained, in each case by the Corporation, under Applicable Securities Laws to permit the Shares to be offered, sold and delivered, as contemplated by the Underwriting Agreement from the Qualified Provinces to purchasers resident in the United States of America by or through registered investment dealers or brokers who have complied with the relevant provisions of such laws and the terms and conditions of their registration, or in circumstances in which there is an exemption from the registration requirements of the Applicable Securities Laws, and to qualify the grant of the Option; and to the knowledge of counsel, no order suspending the distribution of the Shares has been issued, and no proceedings for that purpose have been instituted or threatened by any of the Commissions.

8.	Subject to the qualifications, assumptions, exceptions, limitations and understandings set out therein, the statements as to matters of the federal laws of Canada set out under the headings, “Certain Canadian and United States Income Tax Considerations - Certain Canadian Federal Income Tax Considerations” in the Canadian Prospectus Supplement, insofar as such statements constitute a summary of the legal matters referred to therein, are, in all material respects, fair and adequate summaries of such legal matters.

9.	Assuming that the provision (the “Submission Clause”) of the Underwriting Agreement whereby the parties have submitted to the jurisdiction of the courts of competent jurisdiction in the State of New York (“New York Courts”) is legally binding and enforceable under New York law, a British Columbia court of competent jurisdiction (the “BC Court”) has a discretion to decline to assume jurisdiction over an action if it concludes that the parties by way of the Submission Clause have selected the courts of the State of New York as the exclusive jurisdiction for the resolution of any disputes arising out of or relating to the Underwriting Agreement, the action in question falls within the Submission Clause and there is no strong cause not to give effect to the Submission Clause.

10.	Assuming that the choice of the law of the State of New York (“New York law”) is legally binding and enforceable under New York law, the choice of New York law to govern the Underwriting Agreement will be recognized by a BC Court in any proceedings that are heard in the BC Court to enforce the Underwriting Agreement, provided that:

(a)	the choice of New York law is bona fide and legal; and

(b)	the choice of New York law is not contrary to public policy (“Public Policy”) under the laws of British Columbia and the laws of Canada applicable in British Columbia (“BC Law”);

and in any such proceedings the BC Court will apply New York law to all issues which under BC Law are to be determined in accordance with the chosen law of a contract, if New York law is specifically pleaded and proved in the BC Court, except that:

(c)	the BC Court may decline to give effect to any New York law to the extent that to do so would be contrary to Public Policy;

(d)	the BC Court will not apply any New York law which it characterizes as revenue, expropriatory, penal or similar law;

(e)	the BC Court will not enforce the performance of any obligation provided for in the Underwriting Agreement if such performance is illegal under the laws of any jurisdiction in which such obligation is to be performed;

(f)	the BC Court will apply provisions of BC Law that have overriding effect or apply notwithstanding New York law; and

(g)	on matters governing procedure before the BC Court, BC Law will be applied.

11.	A final and conclusive judgment in personam against the Corporation in an action with respect to the enforcement of the Underwriting Agreement for a sum certain granted by a New York Court that is subsisting and unsatisfied and has not been stayed is enforceable without reconsideration of the merits in a BC Court by an action on such judgment for the amount due under such judgment:

(a)	if the New York Court had jurisdiction over the Corporation, as recognized by the BC Court for purposes of enforcement of foreign judgments;

(b)	if the judgment is not void or voidable or otherwise ineffective under New York law;

(c)	if the judgment was not obtained in any manner contrary to the rules of natural justice;

(d)	if the enforcement of the judgment would not be inconsistent with Public Policy;

(e)	if the enforcement of such judgment in British Columbia does not constitute, directly or indirectly, the enforcement of laws characterized by a BC Court as being a revenue, expropriatory, penal or similar law;

(f)	unless the judgment was obtained by fraud;

(g)	if the BC Court has territorial competence under the Court Jurisdiction and Proceedings Transfer Act (British Columbia) and does not decline to exercise its territorial competence on the ground that a court of another state is a more appropriate forum in which to hear the action, or if the BC Court exercises its discretion under the Court Jurisdiction and Proceedings Transfer Act (British Columbia) to hear the action despite lacking territorial competence;

(h)	if the action to enforce such judgment is commenced and maintained in accordance with the procedural requirements of BC Law;

(i)	if the action to enforce the judgment is commenced within the applicable limitation periods under BC Law; and

(j)	unless the judgment was obtained by default and there is a manifest error on the face of the judgment,

subject to the following qualifications:

(k)	the BC Court may stay or decline to hear the action because an appeal is pending or the time for appeal has not expired or there is another subsisting judgment in any jurisdiction relating to the same cause of action;

(l)	the enforcement of the judgment will be subject to applicable bankruptcy, insolvency, moratorium, arrangement, winding up and other similar laws generally affecting the enforcement of rights of creditors;

(m)	the enforcement of the judgment will be subject to general principles of equity;

(n)	interest accruing on the judgment will be calculated in accordance with the Court Order Interest Act (British Columbia); and

(o)	the enforcement of the judgment will be subject to any order or regulation affecting the judgment:

i.	under the Foreign Extra-Territorial Measures Act (Canada), the United Nations Act (Canada) or the Special Economic Measures Act (Canada); or

ii.	by the Competition Tribunal under the Competition Act (Canada) relating to the enforcement of the judgment as a result of the finding of the Competition Tribunal of an adverse effect, restraint or injury to competition in Canada or the domestic or foreign trade and commerce of Canada.

* * * * *

This opinion is provided solely for the benefit of each addressee of this opinion in connection with the transaction described herein and may not be relied upon by or disclosed to anyone else or used for any other purpose without our prior written consent.

Yours Truly,

Schedule A

Agreements

1.	Employment Agreement made as of July 3, 2012, between Cardiome Pharma Corp. and William Hunter;

2.	Employment Agreement made as of September 20, 2012, between Cardiome Pharma Corp. and Jennifer Archibald; and

3.	Employment Agreement made as of October 22, 2012, between Cardiome Pharma Corp. and Sheila Grant.

ANNEX II

Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (Company United States Counsel)

ANNEX II

Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

(Company United States Counsel)

1.	Assuming the due authorization, execution and delivery of the Underwriting Agreement under the laws of British Columbia and the federal laws of Canada applicable therein, the Underwriting Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

2.	Neither the execution and delivery by the Company of the Underwriting Agreement nor the consummation by the Company of the issuance and sale of the Shares contemplated thereby violates any law, rule or regulation of the State of New York or the United States of America.

3.	Neither the execution and delivery by the Company of the Underwriting Agreement nor the consummation by the Company of the issuance and sale of the Shares contemplated thereby requires the consent, approval, licensing or authorization of, or any filing, recording or registration with, any governmental authority under any law, rule or regulation of the State of New York or the United States of America except for those consents, approvals, licenses and authorizations already obtained and those filings, recordings and registrations already made.

4.	Neither the execution and delivery by the Company of the Underwriting Agreement nor the consummation by the Company of the issuance and sale of the Shares contemplated thereby constitutes a violation of, or a default under, any Scheduled Contract (as defined in such opinion).

5.	Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth in the U.S. Preliminary Prospectus Supplement, the U.S. Prospectus Supplement and herein, we are of the opinion that, although the discussion set forth in the U.S. Preliminary Prospectus Supplement and the U.S. Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations” does not purport to discuss all possible United States federal income tax considerations applicable to U.S. Holders (as defined therein) who purchase the Offered Shares pursuant to the U.S. Prospectus Supplement, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax considerations generally applicable to U.S. Holders with respect to the ownership and disposition of the Offered Shares.

6.	The Company is not and, solely after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the U.S. Prospectus, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

7.	The submission by the Company to the personal jurisdiction of the New York Courts as set forth in Section 17 of the Underwriting Agreement is valid, binding and enforceable against the Company and the waiver by the Company of any objection to the venue of a proceeding in any New York Court as set forth in Section 17 of the Underwriting Agreement is valid and binding and enforceable against the Company.

In addition, such counsel shall also state in a separate letter:

To our knowledge, based solely upon our review of the Commission's website on July [ ˜ ], 2016, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or threatened by the Commission. According to the Commission's EDGAR database, the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement, and the filing of each of the U.S. Pricing Prospectus and the U.S. Prospectus pursuant to General Instruction II.L of Form F-10 was made in the manner and within the time period required by such General Instruction II.L.

We have assumed, for the purposes of this letter, (i) the compliance of the Canadian Base Prospectus, the Canadian Pricing Prospectus and the Canadian Prospectus, including the Incorporated Documents, with the requirements of the securities laws, rules and regulations of the Province of British Columbia, which we understand is the principal jurisdiction for the Canadian public offering of the Shares under the MJDS, and (ii) that there are no documents, reports or other information that in accordance with the securities laws, rules and regulations of the Province of British Columbia must be filed or made publicly available in connection with the offering of the Shares, other than the Incorporated Documents and the Underwriting Agreement.

In addition, we have participated in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent registered public accountants of the Company and representatives of the Underwriters, and Canadian and U.S. counsel for the Underwriters at which the contents of the Registration Statement, the U.S. Prospectus, the Disclosure Package (as defined below) and related matters were discussed. We did not participate in the preparation of the Incorporated Documents but have, however, reviewed such documents and discussed the business and affairs of the Company with officers and other representatives of the Company. We do not pass upon, or assume any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement, the U.S. Prospectus or the Disclosure Package and have made no independent check or verification thereof (except to the limited extent referred to in paragraph 4 of our opinion to you dated the date hereof).

On the basis of the foregoing, (i) the Registration Statement, at the Effective Time (as defined below), and the U.S. Prospectus, as of the date of the U.S. Pricing Prospectus, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom), (ii) the Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations applicable to such form, and (iii) no facts have come to our attention that have caused us to believe that the Registration Statement, at the Effective Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Prospectus, as of the date of the U.S. Pricing Prospectus and as of the date hereof contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom, the report of management's assessment of the effectiveness of internal controls over financial reporting, or the statements contained in the exhibits to the Registration Statement (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)). In addition, on the basis of the foregoing, no facts have come to our attention that have caused us to believe that the Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom, or the statements contained in the exhibits to the Registration Statement to the extent included or incorporated by reference therein (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)). As used herein, (i) "Effective Time" means the time of effectiveness of the Registration Statement for purposes of Section 11 of the Securities Act, as such section applies to the Underwriters; (ii) "Applicable Time" means [●] [a.m./p.m] (Eastern time) on July [●], 2016; and (iii) "Disclosure Package" means the U.S. Pricing Prospectus as amended and supplemented by the information included on Annex VII to the Underwriting Agreement.

ANNEX III

Form of Opinion of General Counsel of Company (with respect to intellectual property matters)

For the purpose of this opinion, the terms “know,” “known,” or “knowledge” refer to actual knowledge by me, as well as knowledge arising from my review of documents and materials relevant to the matters addressed in the paragraphs below, knowledge arising after due inquiry and investigation related to the Patent and Trademark Matters (as defined below) listed in Exhibits A and B attached hereto and the knowledge arising from my inquiry of any attorney, employee or officer of the Company or attorney or agent retained by the Company familiar with a matter to which this opinion pertains.

I am employed by the Company as in-house legal counsel. Accordingly, I am familiar with the Patent and Trademark Matters, which are owned by, licensed to and used by, or proposed to be used by, the Company in its business and/or proposed business as described in a registration statement on Form F-10 (File No. [●]), as amended (the “Registration Statement”) and related US Prospectus Supplement (as defined below) filed with the United States Securities and Exchange Commission, a Canadian preliminary short form base shelf prospectus of the Corporation dated February 19, 2016 (the “Canadian Preliminary Shelf Prospectus”), and the United States preliminary short form base shelf prospectus of the Corporation dated February 19, 2016 contained in the Registration Statement, the Canadian (final) short form base shelf prospectus of the Corporation dated March 1, 2016 (the “Canadian Final Shelf Prospectus”), and the United States (final) short form base shelf prospectus of the Corporation dated March 1, 2016 contained in [Amendment No. 1] to the Registration Statement (the “US Final Shelf Prospectus”), the Canadian preliminary prospectus supplement of the Corporation to the Canadian Final Shelf Prospectus dated June [●], 2016 (the “Canadian Preliminary Prospectus Supplement”), and the United States preliminary prospectus supplement of the Corporation to the US Final Shelf Prospectus dated June [●], 2016; and the Canadian (final) prospectus supplement of the Corporation to the Canadian Final Shelf Prospectus dated June [●], 2016 (the “Canadian Prospectus Supplement” and, together with the Canadian Preliminary Prospectus Supplement, the Canadian Preliminary Shelf Prospectus and the Canadian Final Shelf Prospectus, the “Prospectuses”), and the United States (final) prospectus supplement to the US Final Shelf Prospectus dated June [●], 2016 (the “US Prospectus Supplement”) (collectively, the “Regulatory Filings”).

In connection with this opinion, I have reviewed the following documents and performed the following actions:

(a)          I have reviewed the statements in the Registration Statement, the Preliminary Prospectus, and the Prospectus related to the Patent and Trademark Matters (which are collectively referred to as the “Intellectual Property Discussion”).

(b)          I have reviewed those records, documents, and instruments relating to the Patent and Trademark Matters identified in Exhibits A, B, C and D that I deemed necessary for rendering this opinion.

(c)          In the course of my employment with the Company in regards to this opinion, I have had discussions with Company officials, Company’s attorneys (both in-house and outside counsel) who have direct responsibilities for those Patent and Trademark Matters identified in Exhibits A -D for which I do not have primary responsibility, as I deemed necessary for rendering this opinion, and have relied on the information conveyed to me in those discussions for purposes of this opinion.

Based on and subject to the foregoing, it is my opinion that to my knowledge:

1.          Exhibit A attached hereto is a list of patents and patent applications that relate to the business of the Company which are owned by the Company (or one of its wholly owned affiliates) (the “Patent Matters”).

2.          Exhibit B attached hereto is a list of trademark registrations and trademark applications that relate to the business of the Company that are owned by the Company (or one of its wholly owned affiliates) (the “Trademark Matters,”).

3.          Exhibit C attached hereto is a list of liens that are currently in the process of being removed from certain Patent Matters and certain Trademark Matters.

4.          Exhibit D attached hereto is a list of patents and trademarks that have been licensed by the Company (the “Licensed Patent and Trademark Matters” and, together with the Patent Matters and the Trademark Matters, the “Patent and Trademark Matters”).

5.          Disclosures in the Intellectual Property Discussion relating to the Patent and Trademark Matters are, to the extent required by the Securities Act of 1933, as amended, and the rules thereunder, accurate in all material respects and fairly summarize the legal matters, documents and proceedings relating thereto.

6.          The Company (or one of its wholly owned affiliates) is listed in the records of the United States Patent and Trademark Office (“USPTO”) as the sole owner of record for US Patent Matters or US Trademark Matters as of the date of this opinion. The Company (or one of its wholly owned affiliates) is listed in the records of the respective foreign patent and trademark offices as the sole owner of record for the non-US Patent Matters or non-US Trademark Matters listed in Exhibits A and B. There are no currently asserted or unasserted claims of any persons disputing the inventorship or ownership of any of the Patent Matters and Trademark Matters. There are no liens which have been filed against any of the Patent Matters and Trademark Matters except as disclosed in the Regulatory Filings and/or as set forth in Exhibit C.

7.          The patents and registered trademarks forming part of the Patent Matters and Trademark Matters are valid and enforceable and are entitled to a statutory presumption of validity and of ownership by the assignee. The Patent Matters and Trademark Matters that directly and materially relate to the ability of the Company to conduct its business as described in the Regulatory Filings are being diligently prosecuted, and none of those Patent Matters or Trademark Matters have been abandoned. In addition, except in the ordinary course of business, the Company does not currently plan to abandon any of those Patent Matters or Trademark Matters in a manner that would result in the loss of substantial rights. The foreign associates who were instructed to attend to the filing of the non-US Patent Matters, have confirmed the timely filing of each of such non-US Patent Matters and have reported the application serial numbers assigned to such non-US Patent Matters, and the records indicate they are still pending or issued. There are no material defects in those Patent Matters and Trademark Matters that would substantially and directly impair the ability of the Company to conduct its business as described in the Regulatory Filings. While there can be no assurance that any of the US patent applications listed in Exhibit A will issue as a patent, each of these US patent applications discloses subject matter that fits into one or more of the categories of statutory subject matter for inventions patentable under 35 U.S.C. § 101. The patent attorneys handling the prosecution of the Patent Matters are of the opinion that the subject matter being claimed is patentable and should issue with claims that would cover the related product as described in the Regulatory Filings.

8.          All maintenance and other fees in respect to the Patent Matters and Trademark Matters have been timely paid.

9.          Except as set forth in the Intellectual Property Discussion, and with the exception of grounds previously raised in or disclosed in the course of patent prosecution before governmental agencies, I am not aware of any facts or circumstances that lead me to believe that any of the applications within the Patent Matters will not result in issued patents, that any patents issued in respect of any such applications will not afford the Company the patent protection described by the claims therein, or that any of the patents within the Patent Matters would be invalid or unenforceable.

10.         Except for grounds previously raised in or disclosed in the course of patent prosecution before governmental agencies, I am not aware of any facts or circumstances that would render any of the patents within the Patent Matters that directly and materially relate to the ability of the Company to conduct its business as described in the Regulatory Filings invalid or unenforceable.

11.         No person having a duty of candor to the USPTO with respect to the US Patent Matters has withheld, misrepresented, or concealed a non-cumulative material fact or prior art reference from the USPTO with intent to deceive the USPTO with regards to the US Patent Matters.

12.         The operation of the business of the Company, as now conducted or as proposed in the Regulatory Filings to be conducted, together with the use of the Patent and Trademark Matters in that business, does not to my knowledge conflict with, infringe, misappropriate or otherwise violate the patent rights or trademark rights of any third party. The Company has performed, or has had performed, searches and analyses looking for third party patents related to its products and proposed products and no such third party patents have been identified.

13.         I am not aware of any pending or threatened claims, suits, judicial proceedings, or governmental proceedings (other than those associated with examination and approval of pending patent applications or trade mark applications) relating to the Patent Matters and Trademark Matters or the subject matter thereof. I am not aware of any rights of third parties to any of the Patent and Trademark Matters which I believe would materially affect the ability of the Company to conduct its business as described in the Regulatory Filings, including the commercialization of its products and proposed products.

14.         I am not aware of any court or governmental agency or body, domestic or foreign, issuing any order, judgment, decree, or injunction based on intellectual property rights of a third party restricting the operation of the business of the Company.

15.         I am not aware of any person or entity engaging in any activity that infringes, misappropriates or violates the Patent Matters and Trademark Matters.

16.         The Company has taken all reasonable steps to preserve and protect its trade secrets as such.

17.         I have no reason to believe, after due inquiry and investigation, that: (a) the Intellectual Property Discussion contained in the Registration Statement and Canadian Preliminary Shelf Prospectus, at the time such Registration Statement and Canadian Preliminary Shelf Prospectus became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (b) the Intellectual Property Discussion contained in the US Final Shelf Prospectus and Canadian Final Shelf Prospectus or any amendment or supplement thereto, at the time the US Final Shelf Prospectus and Canadian Final Shelf Prospectus was issued or at the time any such amended or supplemented prospectus was issued, and, as of the date of this opinion letter, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (c) the Intellectual Property Discussion contained in the US Prospectus Supplement and the Prospectuses, as of the date of this opinion letter, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Name:

Title:

EXHIBIT A
Patent Matters

Aggrastat Patents:

Country Patent No.	Patent Number	Expiration Date

Australia	1999023506	1-29-2019

China	ZL96197877.5	10-23-2016

Italy	859634	10-23-2016

Latvia	12824	3-15-2022

Latvia	12089	3-4-2018

Mexico	210120	10-23-2016

Saudi Arabia	520	12-25-2016

Taiwan	NI-112668	10-23-2016

Venezuela	1996-001793	10-24-2016

Brinavess Patents:

Country/Ref No.	Title	Appl. No.	Appl. Date	Patent No.	Issue Date

Austria/403AT	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Austria/411AT	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Belgium/403BE	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Belgium/411BE	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Cyprus/403CY	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Cyprus/411CY	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Czech Republic/403CZ	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Czech Republic/411CZ	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Denmark/403DK	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Denmark/411DK	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Finland/403FI	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Finland/411FI	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Germany/403DE	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Germany/411DE	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Germany/411DED1	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	6000750.7	10-31-2003	1666459	10-19-2011

Germany/439DE	SYNTHETIC PROCESS FOR AMINOCYCLOHEXYL ETHER COMPOUNDS	6785062.8	6-15-2006	1915340	8-7-2013

Germany/CRDI-013/00DE	A NEW DOSING REGIMEN FOR ION CHANNEL MODULATING COMPOUNDS FOR TREATING ACUTE ATRIAL FIBRILLATION IN A HUMAN	5826333.6	11-8-2005	1868598	4-23-2014

Greece/403GR	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Greece/411GR	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Hungary/403HU	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Hungary/411HU	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Ireland/403IE	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Ireland/411IE	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Ireland/439IE	SYNTHETIC PROCESS FOR AMINOCYCLOHEXYL ETHER COMPOUNDS	6785062.8	6-15-2006	1915340	8-7-2013

Ireland/CRDI-013/00IE	A NEW DOSING REGIMEN FOR ION CHANNEL MODULATING COMPOUNDS FOR TREATING ACUTE ATRIAL FIBRILLATION IN A HUMAN	5826333.6	11-8-2005	1868598	4-23-2014

Israel/403IL	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	138719	4-1-1999	138719	2-25-2004

Israel/411IL	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	171653	10-31-2003	171653	9-28-2013

Israel/411IL1	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	216579	10-31-2003	216579	5-27-2015

Luxembourg/403LU	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Luxembourg/411LU	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Netherlands/403NL	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Netherlands/411NL	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Netherlands/439NL	SYNTHETIC PROCESS FOR AMINOCYCLOHEXYL ETHER COMPOUNDS	6785062.8	6-15-2006	1915340	8-7-2013

Netherlands/CRDI-013/00NL	A NEW DOSING REGIMEN FOR ION CHANNEL MODULATING COMPOUNDS FOR TREATING ACUTE ATRIAL FIBRILLATION IN A HUMAN	5826333.6	11-8-2005	1868598	4-23-2014

Norway/403NO	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Norway/411NO	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Poland/403PL	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Poland/411PL	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Slovakia/403SK	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Slovakia/411SK	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Slovenia/411SI	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Spain/403ES	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Spain/411ES	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Spain/411ESD1	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	6000750.7	10-31-2003	1666459	10-19-2011

Spain/CRDI-013/00ES	A NEW DOSING REGIMEN FOR ION CHANNEL MODULATING COMPOUNDS FOR TREATING ACUTE ATRIAL FIBRILLATION IN A HUMAN	5826333.6	11-8-2005	1868598	4-23-2014

Sweden/403SE	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Sweden/411SE	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Sweden/CRDI-013/00SE	A NEW DOSING REGIMEN FOR ION CHANNEL MODULATING COMPOUNDS FOR TREATING ACUTE ATRIAL FIBRILLATION IN A HUMAN	5826333.6	11-8-2005	1868598	4-23-2014

Switzerland/403CH	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	99911550.4	4-1-1999	1087934	2-25-2004

Switzerland/411CH	AMINOCYCLOHEXYL ETHER COMPOUNDS AND USES THEREOF	3781611.3	10-31-2003	1560812	5-10-2006

Switzerland/439CH	SYNTHETIC PROCESS FOR AMINOCYCLOHEXYL ETHER COMPOUNDS	6785062.8	6-15-2006	1915340	8-7-2013

Switzerland/CRDI-013/00CH	A NEW DOSING REGIMEN FOR ION CHANNEL MODULATING COMPOUNDS FOR TREATING ACUTE ATRIAL FIBRILLATION IN A HUMAN	5826333.6	11-8-2005	1868598	4-23-2014

EXHIBIT B
Trademark Matters

MARK NAME	Country	Appl. No.	Filing Date	Reg No.	Reg Date

AGRASTAT	Algeria	950752	7-15-1995	49238	7-15-1995

AGRASTAT	Argentina	2651965	6-20-1995	1596508	4-18-1996

AGRASTAT	Australia	664837	6-26-1995	664837	10-21-1996

AGGRASTAT	Australia	710143	6-5-1996	710143	6-5-1996

AGGRASTAT	Austria	AM336195	6-16-1995	159198	8-2-1995

AGRASTAT	Brazil	818615826	6-28-1995	818615826	11-4-1997

AGGRASTAT	Canada	793738	9-28-1995	518256	10-20-1999

AGRASTAT	Chile	311157	6-21-1995	735462	6-17-1996

AGGRASTAT	China P.R.	950136111	10-3-1995	1002916	5-14-1997

AGGRASTAT (in Chinese)	China P.R.	950136112	10-3-1995	1002905	5-14-1997

AGRASTAT	Colombia	95027859	6-23-1995	180359	9-29-1995

AGGRASTAT	Cyprus	45489	7-8-1996	45489	7-8-1996

AGRASTAT	Ecuador	59910	8-11-1995	CNP164597MI CIP	3-28-1997

AGGRASTAT	Ecuador	58432	6-26-1995	375898	8-4-1998

AGGRASTAT	Egypt	96248	6-24-1995	31605	7-13-2000

AGGRASTAT	Finland	459695	8-10-1995	143324	3-5-1996

AGRASTAT	France	95578032	6-28-1995	95578032	6-28-1995

AGGRASTAT	France	96615308	3-12-1996	96615308	3-12-1996

AGGRASTAT	Germany	396106870	3-5-1996	39610687	8-28-1996

AGGRASTAT	Great Britain	2025652	6-30-1995	2025652	6-30-1995

AGGRASTAT	Greece	128591	3-7-1996	128591	6-17-1998

AGGRASTAT	Iran	7501022	3-26-1996	80439	3-26-1996

AGRASTAT	Israel	99481	7-5-1995	99481	7-5-1995

AGGRASTAT	Israel	120896	7-10-1998	120896	1-7-1999

AGGRASTAT	Italy	RM96C0011 72	3-8-1996	756001	8-26-1998

AGGRASTAT	Jordan	38396	6-27-1995	38396	6-27-1995

AGRASTAT	Korea South	50200515706	8-3-1995	351940	12-20-1996

AGRASTAT (in Korean)	Korea South	50200515706	8-3-1995	351941	9-11-1995

AGGRASTAT	Korea South	40-2009-31014	7-1-2009	40-0836332	6-14-2010

AGGRASTAT	Kuwait	36733	5-31-1997	47833	5-31-1997

AGGRASTAT	Lebanon	0	7-20-1995	66470	7-20-1995

AGGRASTAT	Lithuania	951884	7-12-1995	28823	7-23-1998

AGGRASTAT	Macao	15173M	4-2-1996	15173M	4-2-1996

AGRASTAT	Malaysia	9507736	8-2-1995	9507736	8-2-1995

AGGRASTAT	Malta	24472	6-23-1995	24472	6-23-1995

AGRASTAT	Mexico	235081	6-20-1995	502987	8-31-1995

AGRASTAT	Morocco	0	7-12-1995	57102	7-12-1995

AGGRASTAT	Caribbean Netherlands	2842	9-21-2011	2842	9-21-2011

AGGRASTAT	Oman	11952	7-30-1995	19952	1-19-2002

AGGRASTAT	Pakistan	130780	7-6-1995	130780	7-6-1995

AGGRASTAT	Philippines	103315	10-10-1995	41995105551	8-4-2000

AGGRASTAT	Saudi Arabia	29851	6-24-1995	36546	6-24-1995

AGRASTAT	Singapore	689195	7-28-1995	T9506891E	7-28-1995

AGGRASTAT	South Africa	9507679	6-19-1995	9507679	6-19-1995

AGRASTAT	Spain	2002401	12-19-1995	2002401	3-5-1997

AGGRASTAT	Spain	2019567	3-22-1996	2019567	3-20-1997

AGGRASTAT	Sweden	959057	8-14-1995	313016	5-17-1996

AGGRASTAT	Switzerland	910119955	7-18-1995	434879	7-18-1995

AGGRASTAT	Taiwan	84036314	7-20-1995	727537	9-16-1996

AGGRASTAT (in Chinese)	Taiwan	86007293	2-14-1997	778050	10-1-1997

AGRASTAT	Tunisia	EE950961	7-13-1995	EE950961	7-13-1995

AGGRASTAT	United Arab Emirates	16347	5-27-1996	11465	8-4-1997

AGRASTAT	Uruguay	378245	6-15-1995	279602	4-29-1997

AGRASTAT	Venezuela	8430	6-15-1995	P192799	1-3-1997

AGGRASTAT	Yemen Arab Republic	7815	11-21-1995	5850	11-23-1996

MARK NAME	Country	Appl. No.	Filing Date	Reg No.	Reg Date

BRINAVESS	Austria	AM48242002	7-26-2002	205943	9-17-2002

BRINAVESS	Caribbean Netherlands	573	3-21-2011	573	3-21-2011

BRINAVESS	Colombia	2002064813	7-26-2002	265997	4-22-2003

BRINAVESS	Cyprus	63930	9-4-2002	63930	9-4-2002

BRINAVESS	Czech Republic	OZ182239	7-29-2002	252865	3-24-2003

BRINAVESS	Denmark	VA200202974	7-26-2002	VR200202786	8-7-2002

BRINAVESS	Finland	T200202131	7-26-2002	227154	4-30-2003

BRINAVESS	Germany	30236893005	7-26-2002	30236893	11-27-2002

BRINAVESS	Greece	148030	7-30-2002	148030	6-27-2004

BRINAVESS	Hungary	M0203729	8-9-2002	177617	1-16-2004

BRINAVESS	Ireland	225002	7-26-2002	225002	7-26-2002

BRINAVESS	Israel	158407	7-25-2002	158407	4-5-2005

BRINAVESS	Israel	230808	6-24-2010	230808	7-10-2011

BRINAVESS	Norway	200207003	8-1-2002	217716	2-13-2003

BRINAVESS	Poland	Z254123	8-14-2002	R169263	11-14-2005

BRINAVESS	Slovak Republic	POZ22202002	7-31-2002	204384	11-11-2003

BRINAVESS	Slovenia	200271093	8-9-2002	200271093	6-3-2003

BRINAVESS	Spain	2501251	8-12-2002	2501251	4-2-2003

BRINAVESS	Sweden	200204841	7-26-2002	359195	12-20-2002

BRINAVESS	Switzerland	65542002	7-25-2002	504701	7-25-2002

MARK NAME	Country	Appl. No.	Filing Date	Reg No.	Reg Date

CARDIOME	Austria	AM48242002	7-26-2002	205943	9-17-2002

CARDIOME	Canada	1313216	8-16-2006	TMA883687	8-8-2014

CARDIOME	European Community	900448	9-13-2006	900448	9-13-2006

CARDIOME	International Registration - Madrid Protocol	900448	9-13-2006	900448	9-13-2006

CARDIOME	Israel	193663	9-14-2006	193663	8-6-2008

CARDIOME	Norway	900448	9-13-2006	900448	9-13-2006

CARDIOME	Switzerland	900448	9-13-2006	900448	9-13-2006

EXHIBIT C
Countries in Process of MidCap Lien Removal

Trademarks:

Country	MARK NAME

Austria	BRINAVESS

Benelux (Belgium, Netherlands, Luxembourg)	BRINAVESS

Brazil	AGGRASTAT

European Union	AGGRASTAT

European Union	BRINAVESS

Finland	BRINAVESS

France	AGGRASTAT

Germany	AGGRASTAT

Germany	BRINAVESS

Italy	AGGRASTAT

Saudi Arabia	AGGRASTAT

Sweden	BRINAVESS

Patents:

Country	Patent No(s).

Austria	EP1087934 EP1560812 SZ40/2010

Finland	EP1087934 EP1560812 405

Germany	EP1087934 EP1560812 EP1666459 EP1915340 122010000052.1

Netherlands	EP1087934 EP1560812 EP1868598 EP1915340 SPC 300472

Sweden	EP1087934 EP1560812 1090041-3

EXHIBIT D
Licensed Patent and Trademark Matters

Dalba Patents:

Title	Country Patent No.	Pub. No.	Filing Date	Patent Number	Expiration Date

COMPOSITIONS AND USES OF DALBAVANCIN FOR TREATMENT OF BACTERIAL INFECTIONS	Canada	2506236	11-14-2003

DALBAVANCIN COMPOSITIONS FOR TREATMENT OF BACTERIAL INFECTIONS	Canada	2564112	4-26-2005	2564112	8-5-2014

METHODS OF ADMINISTERING DALBAVANCIN FOR TREATMENT OF BACTERIAL INFECTIONS	Europe *	EP1565201	11-14-2003

PHARMACEUTICAL COMPOSITIONS COMPRISING DALBAVANCIN AND/OR MANNOSYL AGLYCONE FOR THE TREATMENT OF BACTERIAL INFECTIONS	Israel	178207	4-26-2005	178207	9-2-2014

USE OF DALBAVANCIN IN A PHARMACEUTICALLY ACCEPTABLE CARRIER IN THE MANUFACTURE OF MEDICAMENT FOR TREATING BACTERIAL INFECTIONS	Israel	168327	11-14-2003	168327	5-12-2015

USE OF DALBAVANCIN IN A PHARMACEUTICALLY ACCEPTABLE CARRIER IN THE MANUFACTURE OF MEDICAMENT FOR TREATING BACTERIAL INFECTIONS	Israel	239913	11-14-2003

DALBAVANCIN-MATERIAL FOR HANDLING BACTERIAL INFECTIONS	Norway	20064287	9-21-2006

* Should European Publication No. 1565201 reach allowance, may opt to validate in Belgium, Denmark, Finland, France, Germany, Ireland, Luxembourg, Netherlands, Sweden, Switzerland and the United Kingdom.

Dalba Trademarks:

MARK NAME	Country	Appl. No.	Filing Date	Reg No.	Reg Date

XYDALBA	Belgium	EM 13017389	6-20-2014	EM 13017389	10-29-2014

XYDALBA	Denmark	EM 13017389	6-20-2014	EM 13017389	10-29-2014

XYDALBA	Finland	EM 13017389	6-20-2014	EM 13017389	10-29-2014

XYDALBA	France	EM 13017389	6-20-2014	EM 13017389	10-29-2014

XYDALBA	Germany	EM 13017389	6-20-2014	EM 13017389	10-29-2014

XYDALBA	Ireland	EM 13017389	6-20-2014	EM 13017389	10-29-2014

XYDALBA	Luxembourg	EM 13017389	6-20-2014	EM 13017389	10-29-2014

XYDALBA	Malta	EM 13017389	6-20-2014	EM 13017389	10-29-2014

XYDALBA	Netherlands	EM 13017389	6-20-2014	EM 13017389	10-29-2014

DALBA	Norway	200510881	10-12-2005	233295	6-15-2006

XYDALBA	Sweden	EM 13017389	6-20-2014	EM 13017389	10-29-2014

DALBA	Switzerland	58203/2005	10-7-2005	P-540023	11-17-2005

XYDALBA	United Kingdom	EM 13017389	6-20-2014	EM 13017389	10-29-2014

Esmolol Patents:

Country Patent No.	Patent No.	Issue Date

Belgium	EP2234614	10-06-2010

France	EP2234614	10-06-2010

Italy	EP2234614	10-06-2010

Spain	EP2234614	10-06-2010

Country Patent No.	Application No.	Filing Date

Europe	EP2846776	05-08-2013

Esmolol Trademarks:

MARK NAME	Country	Appl. No.	Filing Date	Reg No.	Reg Date

ESMOCARD	Belgium	EM6522759	12-17-2007	EM6522759	9-22-2008

ESMOCARD	France	EM6522759	12-17-2007	EM6522759	9-22-2008

ESMOCARD	Italy	EM6522759	12-17-2007	EM6522759	9-22-2008

ESMOCARD	Spain	EM6522759	12-17-2007	EM6522759	9-22-2008

Trevyent Patents:

Title	Country	Pub. No.	Filing Date	Patent Number	Grant Date

DRUG INFUSION DEVICE	United Kingdom	EP1592468	2-2-2004	EP1592468	9-17-2008

DRUG DELIVERY DEVICE WITH ELECTRICALLY CONTROLLED VOLUME CHANGING MEANS	Europe	EP1912690	7-3-2006

DRUG DELIVERY DEVICE WITH ELECTRICALLY CONTROLLED VOLUME CHANGING MEANS	Europe	EP2626094	7-3-2006

DRUG DELIVERY DEVICE	France	EP2015806	5-6-2007	EP2015806	9-2-2009

DRUG DELIVERY DEVICE	Germany	EP2015806	5-6-2007	EP2015806	9-2-2009

DRUG DELIVERY DEVICE	Italy	EP2015806	5-6-2007	EP2015806	9-2-2009

DRUG DELIVERY DEVICE	Netherlands	EP2015806	5-6-2007	EP2015806	9-2-2009

DRUG DELIVERY DEVICE	Spain	EP2015806	5-6-2007	EP2015806	9-2-2009

DRUG DELIVERY DEVICE	Switzerland	EP2015806	5-6-2007	EP2015806	9-2-2009

DRUG DELIVERY DEVICE	United Kingdom	EP2015806	5-6-2007	EP2015806	9-2-2009

DRUG DELIVERY DEVICE	Israel	IL169807	7-21-2005

DRUG DELIVERY DEVICE	Israel	IL175460	5-7-2006	IL175460	9-1-2011

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	Belgium	EP2144647	4-27-2008	EP2144647	10-17-2012

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	France	EP2144647	4-27-2008	EP2144647	10-17-2012

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	Germany	EP2144647	4-27-2008	EP2144647	10-17-2012

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	Ireland	EP2144647	4-27-2008	EP2144647	10-17-2012

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	Italy	EP2144647	4-27-2008	EP2144647	10-17-2012

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	Netherlands	EP2144647	4-27-2008	EP2144647	10-17-2012

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	Spain	EP2144647	4-27-2008	EP2144647	10-17-2012

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	Switzerland	EP2144647	4-27-2008	EP2144647	10-17-2012

CONTROLLABLE DRUG DELIVERY DEVICE DRIVEN BY EXPANDABLE BATTERY	United Kingdom	EP2144647	4-27-2008	EP2144647	10-17-2012

SIZE-EFFICIENT DRUG-DELIVERY DEVICE	Canada	2812877	9-26-2011

SIZE-EFFICIENT DRUG-DELIVERY DEVICE	Europe	EP2621558	9-26-2011

ENHANCED INFUSION-SITE PAIN-REDUCTION FOR DRUG-DELIVERY DEVICES	Europe	EP2825225	3-11-2013

FLUID-CONNECTION MECHANISM FOR PATCH-PUMPS	Europe	EP2827923	3-14-2013

PRESERVATIVE-FREE TREPROSTINIL FORMULATIONS AND METHODS AND DEVICES FOR USE WITH SAME	Patent Cooperation Treaty	WO2016088119	11-15-2015

Trevyent Trademarks:

MARK NAME	Country	Appl. No.	Filing Date	Reg No.	Reg Date

Trevyent and Design TREVYENT	Austria	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Belgium	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Bulgaria	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Croatia	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Cyprus	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Czech Republic	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Denmark	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Estonia	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	European Union (EM) Madrid Protocol (WO)	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Finland	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	France	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Germany	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Greece	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Hungary	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Ireland	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Italy	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Latvia	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Luxembourg	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Malta	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Netherlands	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Norway	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Poland	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Portugal	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Romania	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Slovakia	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Slovenia	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Spain	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	Sweden	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

Trevyent and Design TREVYENT	United Kingdom	EM14608715 WO1204217	9-29-2015 4-21-2014	EM14608715 WO1204217	1-12-2016 4-23-2015

ANNEX IV

Form of Opinion of Staiger, Schwald & Partner AG (Swiss Counsel)

To:
- ■
(as Underwriters)
- Latham & Watkins LLP
(counsel to the Underwriters)

Zurich, July ■, 2016

CARDIOME INTERNATIONAL AG / Correvio International Sàrl

Public Offering

Ladies and Gentlemen

We, Staiger, Schwald & Partner AG, have acted as special Swiss counsel to Cardiome Pharma Corp. (Company), the direct or indirect parent company of CARDIOME INTERNATIONAL AG (Cardiome) and Correvio International Sàrl (Correvio, together with Cardiome, the Swiss Subsidiaries), in its capacity as issuer in connection with an offering of common shares in the United States. As such counsel, we have been requested to give our opinion as to certain legal matters relating to the requisite corporate power and authority of the Swiss Subsidiaries.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For purposes of this opinion, we have been instructed by and taken instructions only from the Company. In this context, we have only reviewed the following documents (collectively, the Documents):

(i)	an electronic copy of the articles of incorporation (Statuten) of each of

-   CARDIOME INTERNATIONAL AG, dated April 15, 2014 (Cardiome Articles); and

-    Correvio International Sàrl, dated April 15, 2014 (Correvio Articles)

(collectively, the Articles);

(ii)	an electronic copy of an non certified online excerpt from the relevant Register of Commerce for each of

-	CARDIOME INTERNATIONAL AG from the Register of Commerce of the Canton of Zug, dated July ■, 2016; and

-	Correvio International Sàrl from the Register of Commerce of the Canton of Geneva, dated July ■, 2016

(collectively, the Excerpts);

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall Iimit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions.

II.	Assumptions

In rendering the opinion below, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without Iimitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies (including, without Iimitation, fax and electronic copies) were duly executed and certified, as applicable, by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	all documents produced to us in draft or specimen form or as an execution copy have been executed in the form of the draft, or specimen or execution copy, as applicable, submitted to us;

(d)	the Excerpts are correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(e)	(i) each Swiss Subsidiary is a going concern and no bankruptcy, composition, moratorium, restructuring or similar proceeding has commenced with respect to, or approved by any of the Swiss Subsidiaries, (ii) no Swiss Subsidiary is or was required to notify the judge based on an overindebtedness pursuant to paragraph 2 of Article 725 CO, unable to pay its debts as and when they become due or otherwise is insolvent at the time of the issuance of this opinion, and (iii) no administrator, receiver or similar insolvency official has been appointed in relation to any of the Swiss Subsidiaries or any of its assets or undertakings;

(f)	no laws (other than those of Switzerland) affect any of the conclusions stated in this opinion.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	Cardiome is a corporation (Aktiengesellschaft) duly incorporated and validly existing under the laws of Switzerland with all requisite corporate power and authority (i) to conduct its business as described in the Cardiome Articles and (ii) to own and lease its property and assets.

2.	Correvio is a company with limited liability (Gesellschaft mit beschränkter Haftung) duly incorporated and validly existing under the laws of Switzerland with all requisite corporate power and authority (i) to conduct its business as described in the Correvio Articles and (ii) to own and lease its property and assets.

3.	Cardiome has the issued and outstanding share capital (Aktienkapital) as reflected in the Cardiome Articles. All of the shares of Cardiome issued and registered in the commercial register as of the date of this opinion are validly issued and are fully paid-in as to their nominal value.

4.	Correvio has the issued and outstanding quota capital (Stammkapital) as reflected in the Correvio Articles. All of the quotas of Correvio issued and registered in the commercial register as of the date of this opinion are validly issued and are fully paid-in as to their nominal value.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves out to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability or the effect of the laws of any other jurisdiction to or on the matters covered herein.

(b)	We express no opinion as to the validity or enforceability of any Document or agreements and we express no opinion as to any prospectus requirements, commercial, accounting, calculation, auditing, tax, regulatory or non-legal matter.

(c)	Under Swiss law, neither the articles of incorporation (Statuten) nor an excerpt from the relevant Register of Commerce constitute positive proof of (i) the amount of the share capital or quota capital of a legal entity, (ii) the number and/or par value of the shares or quotas issued, and/or (iii) the valid issuance of any shares and/or quotas. We however have no reason to assume the respective information reflected in the Documents to be incorrect.

* * *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

This opinion may be relied upon by you in your capacity as Underwriters (as defined in the Prospectus) and counsel to the Underwriters in connection thereto and solely for your own benefit. No other person may rely on this opinion for any purpose. Without our prior written consent, this opinion may not (in full or in part) be copied, furnished or quoted to any other person except (i) your advisors and representatives in connection with the matters set forth herein and (ii) in a court of law or in connection with mounting defense in any legal proceedings. None of the contents of this opinion may be made public without our prior written consent, provided, however, that reference to this opinion may be made in the Prospectus and any list of closing documents relating hereto.

This opinion is governed by and shall be construed in accordance with the substantive laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,
Staiger, Schwald & Partner AG

Thomas Schmid Dr. Thiemo Sturny

ANNEX V

Form of Opinion of Allen & Overy LLP (United Kingdom Counsel)

To: [●] and: [●] [contact details of addressees to be confirmed]	Allen & Overy LLP Haus am OpernTurm Bockenheimer Landstrasse 2 60306 Frankfurt am Main Germany Postbox 100 123 60001 Frankfurt am Main

(together, the Underwriters)	Tel	+49 (0)69 2648 5000
	Fax	+49 (0)69 2648 5800

Our Ref:	JOHC/LLHS/0107474-0000002 FR:21705552.2

[●] June 2016

Dear Sirs,

We have been requested by Cardiome Pharma Corp. (Cardiome) to give this opinion relating to certain matters in respect of Cardiome UK Limited (Cardiome UK) and Correvio (UK) Ltd. (Correvio UK). Our opinion is confined solely to (i) English law, and (ii) the matters expressly covered in the opinion paragraph set out below. We have made no investigation of the laws of any jurisdiction other than England and Wales and do not express or imply any opinion on such laws.

Documents examined

We have examined copies of:

(a)	a draft underwriting agreement [full description to be inserted] (the Underwriting Agreement); and

(b)	the Memorandum and Articles of Association of Cardiome UK as amended by a special resolution dated 10 June 2016 and the Articles of Association of Correvio UK as amended by a special resolution dated 10 June 2016 (together the Constitutional Documents). We have assumed that the Constitutional Documents which we have examined are those in force.

The above are the only documents we have examined for the purposes of this opinion.

Opinion

On the basis of the foregoing, and having regard to such legal considerations as we deem relevant and subject as set out below, we are of the opinion that:

(a)	Cardiome UK and Correvio UK are duly incorporated and validly existing as a private company with limited liability under the laws of England; and

(b)	the entry into the Underwriting Agreement by Cardiome UK and Correvio UK will not violate any provision of (i) any existing English law applicable to companies generally, or (ii) the Constitutional Documents.

This opinion is subject to the following:

(a)	Our confirmation that Cardiome UK and Correvio UK are validly existing is given on the basis of the following searches and enquiries and subject to the following limitations:

(i)	We have on [●] June 2016 made a search at the Companies Registry, London which revealed:

(A)	no order or resolution for the winding-up of either Cardiome UK or Correvio UK;

(B)	no instrument or notice for the dissolution of either Cardiome UK or Correvio UK; and

(C)	no notice of appointment of a receiver or administrator.

However, the search would not reveal whether or not:

I.	a winding-up petition has been presented; or

II.	an application or order for administration has been made or notice of an intention to appoint an administrator has been given.

Furthermore it is possible that notice of a winding-up order made or resolution passed or a receiver or administrator appointed may not have been filed at the Companies Registry immediately, or may have been filed but not entered on the public microfiche immediately.

(ii)	We have also on [●] June 2016 made an enquiry of the Central Index of Winding-up Petitions (the Index) which showed no record of:

(A)	the presentation of any petition for compulsory winding-up in respect of either Cardiome UK or Correvio UK or;

(B)	any application or order, or the filing of any documents with the court, for the appointment of an administrator in respect of either Cardiome UK or Correvio UK.

However, it is possible that the Index may not be completely up-to-date. Furthermore, the Index will not reveal any resolution for voluntary winding-up of either Cardiome UK or Correvio UK. We have not made any enquiries of any District Registry or County Court.

We are assuming that the results of such searches and enquiries are complete and accurate and that there has been no change in the position since the times at which the searches and enquiries were made.

This opinion, which shall be construed in accordance with English law, is given to the Underwriters. In this matter we have taken instructions solely from Cardiome. This opinion also addresses, however, certain matters relating to the Underwriters and has been addressed to them in connection with these matters. In this regard, we note that we have not advised or in any way assisted the Underwriters in relation to the transaction in connection with which this opinion is being provided or the provision by us or content of this opinion, as to which the Underwriters have been responsible for taking such advice from their counsel as they have considered appropriate in the circumstances. We accept a duty of care to the Underwriters in relation to the matters opined on in this opinion, but we do not owe, and the giving of this opinion is not to be taken as implying that we owe, the Underwriters any wider duty of care.

The fact that we have provided this opinion to the Underwriters shall not be deemed to have created any client relationship between us and the Underwriters. The following provisions shall also apply in respect of the provision of this opinion to the Underwriters, except that if and to the extent that any general terms of engagement that we may have in place at the date of this opinion with any of the Underwriters where such Underwriter is our client have a different effect, then such other effect shall apply in relation to the provision of this opinion:

(i)	the fact that we have provided this opinion to the Underwriters shall not restrict us from representing and advising our client (if it so requests) in relation to any matter relating to the transaction in connection with which this opinion has been provided at any time in the future, and shall not be deemed to have caused us any conflict of interest in relation to the giving of any such advice;

(ii)	as regards the Underwriters, any non-contractual rights and obligations arising out of or in connection with this opinion are governed by and are to be construed in accordance with English law and the courts of England have exclusive jurisdiction in respect of any dispute or matter arising out of or in connection with this opinion; and

(iii)	any Underwriter who is entitled to, and does, rely on this opinion agrees, by so relying, that, to the fullest extent permitted by law and regulation (and except in the case of wilful misconduct or fraud) there is no assumption of personal duty of care by, and such person will not bring any claim against, any individual who is a partner of, member of, employee of or consultant to Allen & Overy LLP or any other member of the group of Allen & Overy undertakings and that such person will instead confine any claim to Allen & Overy LLP (and for this purpose "claim" means (save only where law and regulation applies otherwise) any claim, whether in contract, tort (including negligence), for breach of statutory duty, or otherwise).

Save as mentioned above, this opinion may not be passed on to, or relied upon by, any other person for any purpose. You may not give copies of this opinion to others without our prior written permission. In addition, you may release a copy of this opinion (a) to the extent required by any applicable law or regulation; (b) to any regulatory authority having jurisdiction over you; or (c) to your legal advisers; in each case for the purposes of information only on the strict understanding that we assume no duty of care or other responsibility, whatsoever to any such recipient or any liability whatsoever as a result or otherwise. Any recipient of this opinion is subject to the same restrictions on disclosure of copies of this opinion to others as are set out in this paragraph.

This opinion is given on the basis of English law at the date of this opinion and on the basis that there has been no amendment to, or termination or replacement of, any of the documents examined by us and no change in any of the facts assumed by us for the purposes of giving this opinion. It is also given on the basis that we have no obligation to notify any addressee of this opinion of any change in English law or the application thereof after the date of this opinion.

Yours faithfully,

Allen & Overy LLP

ANNEX VI

Form of Lock-Up Agreement

Form of

Lock-Up Agreement

July _____, 2016

Leerink Partners LLC

as Representative of the several Underwriters

c/o      Leerink Partners LLC

299 Park Avenue, 21st floor

New York, NY 10171

Re:	Proposed Public Offering by Cardiome Pharma Corp.

Ladies and Gentlemen:

The undersigned, an officer and/or director of Cardiome Pharma Corp., a Canadian corporation (the “Company”), understands that Leerink Partners LLC (“Leerink”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Public Offering”) of common shares of the Company (the “Common Shares”). In recognition of the benefit that such an offering will confer upon the undersigned as an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement (collectively, the “Underwriters”) that, during the period beginning on the date hereof and ending on the date that is 90 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Leerink, on behalf of the Underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Common Shares, or any other securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of Leerink, provided, in each case, that (1) Leerink receives a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers (other than a filing on a Form 5 made after the expiration of the Lock-Up Period):

(i)	as a bona fide gift or gifts;

(ii)	to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii)	as a distribution or other transfer by a partnership to its partners or former partners or by a limited liability company to its members or retired members or by a corporation to its stockholders or former stockholders or to any wholly-owned subsidiary of such corporation;

(iv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned;

(v)	pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vi)	by will or intestate succession upon the death of the undersigned; or

(vii)	to the Company in satisfaction of any tax withholding obligation.

Furthermore, no provision in this letter shall be deemed to restrict or prohibit (1) the transfer of the undersigned’s Lock-Up Securities to the Company in connection with the termination of the undersigned’s services to the Company, provided that any filing under Section 16 of the Exchange Act made in connection with such transfer shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause (1); (2) the exercise or exchange by the undersigned of any option or warrant to acquire any shares of Common Shares or options to purchase shares of Common Shares, in each case for cash or on a “cashless” or “net exercise” basis, pursuant to any stock option, stock bonus or other stock plan or arrangement; provided, however, that the underlying shares of Common Shares shall continue to be subject to the restrictions on transfer set forth in this letter and that any filing under Section 16 of the Exchange Act made in connection with such exercise or exchange shall clearly indicate in the footnotes thereto that (a) the filing relates to the circumstances described in this clause (2) and (b) no shares were sold by the reporting person; (3) the transfer of Lock-Up Securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a change of control of the Company; provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the undersigned shall remain subject to the restrictions on transfer set forth in this letter; and (4) the conversion of outstanding preferred stock of the Company into shares of Common Shares, provided that any such shares received upon such conversion shall be subject to the restrictions on transfer set forth in this letter.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act (“10b5-1 Trading Plan”) or from amending an existing 10b5-1 Trading Plan so long as there are no sales of Lock-Up Securities under any such 10b5-1 Trading Plan during the Lock-Up Period; and provided that, the establishment of a 10b5-1 Trading Plan or the amendment of a 10b5-1 Trading Plan shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the Securities Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions. This lock-up agreement shall automatically terminate, and the undersigned shall be released from the undersigned’s obligations hereunder, upon the earliest to occur, if any, of (i) prior to the execution of the Underwriting Agreement, the Company advises Leerink in writing that it has determined not to proceed with the Public Offering; (ii) the Underwriting Agreement is executed but is terminated prior to the closing of the Public Offering (other than the provisions thereof which survive termination), or (iii) June 30, 2016, in the event that the Underwriting Agreement has not been executed by such date.

This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Name of Security Holder (Print exact name)

By:

Signature

If not signing in an individual capacity:

Name of Authorized Signatory (Print)

Title of Authorized Signatory (Print)

(indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

ANNEX VII

Pricing Terms included in the Disclosure Package

Number of Firm Shares Offered by the Company: 10,000,000

Number of Additional Shares Offered by the Company: 1,500,000

Public Offering Price per Share: $3.00

Underwriting Commission per Share: $0.18

Date of Delivery of Firm Shares: July 29, 2016

Issuer Free Writing Prospectuses

None